DC

NoAct



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE





06024156

March 10, 2006

Patricia L. Roberts
Assistant Secretary
The Southern Company
Bin SC1204
30 Ivan Allen Jr. Boulevard NW
Atlanta, GA 30308

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/10/2006

Re: The Southern Company
Incoming letter dated January 17, 2006

Dear Ms. Roberts:

This is in response to your letter dated January 17, 2006 concerning the shareholder proposal submitted to Southern by Robert H. Smith. We also have received a letter from the proponent January 19, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
MAR 2 1 2006
THOMSON
FINANCIAL

Eric Finseth
Attorney-Adviser

Enclosures

cc: Robert H. Smith
1157 Countess Circle
Hoover, AL 35226

92122

Patricia L. Roberts
Assistant Secretary

Bin SC1204
30 Ivan Allen Jr. Boulevard NW
Atlanta, Georgia 30308

Tel 404.506.0542
Fax 404.506.0544
plrobert@southernco.com


SOUTHERN
COMPANY

Energy to Serve Your World®

January 17, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: The Southern Company -- Omission of Stockholder Proposal Under Rules 14a-8(i)(7), 14a-8(i)(4), 14a-8(i)(1) and 14a-8(i)(3)

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are enclosing (i) six copies of a stockholder proposal and statement of support submitted to The Southern Company, a Delaware corporation (the "Company"), by Mr. Robert H. Smith for presentation at the next annual meeting of stockholders of the Company (the "Proposal") and (ii) six copies of this letter. After careful consideration, we believe the Proposal may properly be omitted from the proxy materials for the Company's 2006 Annual Meeting of Stockholders scheduled to be held on May 24, 2006. Omission is proper under Rule 14a-8(i)(7) (as pertaining to the conduct of ordinary business operations), Rule 14a-8(i)(4) (as pertaining to a proposal which relates to the redress of a personal claim or grievance) and Rule 14a-8(i)(1) (as pertaining to a proposal that is not a proper subject matter for stockholders under state law). In addition, portions of the Proposal may be omitted under Rule 14a-8(i)(3) as they impugn the personal reputation of former co-workers of Mr. Smith without any factual foundation.

Proposal Relates to Ordinary Business Operations (Rule 14a-8(i)(7))

Under Rule 14a-8(i)(7), a registrant may properly exclude a stockholder proposal that relates to the conduct of the ordinary business operations of the registrant and does not involve a significant policy issue. As the Securities and Exchange Commission (the "Commission") stated in Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the purpose of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for stockholders to decide how to solve such problems at an annual stockholders' meeting." In the 1998 Release, the Commission, in further explaining the policy behind Rule 14a-8(i)(7), noted that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct stockholder oversight." The Commission then provided examples of such tasks, including "management of the workforce, such as the hiring, promotion, and the termination of employees." See 1998 Release.

We believe the Proposal falls directly within the ordinary business exclusion as it seeks to dictate the manner in which the Company manages and supervises its workforce, including decisions with respect to terminating or continuing the employment of Company employees. As Mr. Smith's supporting statement makes clear, the Proposal has resulted from Mr. Smith's dissatisfaction with management's decision to continue the employment of his former supervisor after he had filed two complaints against his former supervisor in the Company's Employee Corporate Concern process. Decisions relating to hiring, promoting, continuing or terminating particular employees are fundamental management tasks that involve detailed factual analysis. Consistent with the 1998 Release, these matters are beyond the scope proper for consideration by stockholders at an annual meeting, as stockholders would be "probing too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment." See 1998 Release. Accordingly, the Staff has consistently allowed the exclusion of proposals relating to employment decisions. See *Consolidated Edison, Inc.* (February 24, 2005) (proposal seeking termination of certain personnel supervisors); *The Boeing Company* (February 10, 2005) (proposal seeking independent director committee review and approval of the hiring of certain senior executive officers); *International Business Machines Corp.* (February 3, 2004, recon. denied March 8, 2004)(proposal seeking policy that employees would not lose jobs as a result of IBM transferring work to lower wage countries); *The Walt Disney Co.* (December 16, 2002) (proposal seeking to remove the chief executive officer and other members of management); and *Merck & Co., Inc.* (February 9, 2001) (proposal relating to dismissal of certain employees). In addition, in *UST Inc.* (February 22, 1999), the Staff permitted the exclusion of a substantially similar proposal requesting that a company adopt a policy requiring the termination of employment of any employee convicted of lying under oath or found guilty of fraud. Consistent with the 1998 Release and the Staff's prior no-action letters, we believe the Proposal may be excluded under Rule 14a-8(i)(7).

In addition, even if the Proposal were viewed more broadly in light of Mr. Smith's allegations of fraud against his former supervisor, as extending to the implementation or administration of a legal or ethical compliance program, the Proposal remains excludable under Rule 14a-8(i)(7). The Staff has recognized that the implementation and administration of a legal and ethical compliance program is a matter within ordinary business operations and has permitted the exclusion of proposals relating to such matters. See *Monsanto Company* (November 3, 2005) (proposal requesting that the board establish an ethics oversight committee); *Merck & Co., Inc.* (January 19, 2005) (proposal requesting disclosure of reports of violations of ethics and professional misconduct and investigation of such matters); and *Costco Wholesale Corporation* (December 11, 2003) (proposal requesting revisions to the terms of the company's code of ethics). Accordingly, even if the Proposal were viewed more broadly than relating to employment related decisions, the Proposal remains within the ordinary business operations of the Company.

We note that the Staff will not permit the exclusion of a proposal under Rule 14a-8(i)(7) as relating to ordinary business operations where the proposal is designed to address a significant social policy issue. For example, proposals relating to management of the workforce that address a significant social policy issue, such as employment discrimination, generally are not excludable under Rule 14a-8(i)(7). See 1998 Release. In accordance with the 1998 Release, the Staff will look at proposals on a case-by-case basis to determine whether a proposal is seeking to address a significant social policy issue.

We believe a review of the Proponent's supporting statement demonstrates that the Proposal is not designed to address any significant social policy issue. In fact, we are unable to find any discussion in Mr. Smith's supporting statement that remotely relates to a policy argument in support of the Proposal. Instead, as further described below in our discussion under Rule 14a-8(i)(4), the supporting statement is nothing more than a further recitation of Mr. Smith's Employee Corporate Concern complaints, in which he continues his allegations of "nonprofessional management" and fraud against his former supervisor. Accordingly, we believe it is clear that the Proposal does not "transcend day-to-day business matters" in the manner contemplated by the 1998 Release and is properly excludable under Rule 14a-8(i)(7).

Proposal Relates to a Personal Grievance of the Stockholder (Rule 14a-8(i)(4))

Under Rule 14a-8(i)(4), a registrant may properly exclude a stockholder proposal that relates to the redress of a personal claim or grievance against the registrant or any other person, or if it is designed to result in a benefit to, or to further a personal interest of a stockholder, which is not shared by the other stockholders at large. In Exchange Act Release No. 34-19135 (October 14, 1982) (the "1982 Release"), the Commission noted that Rule 14a-8(i)(4) is "intended to insure that the [stockholder proposal] process will not be abused by proponents attempting to achieve personal ends which are not necessarily in the common interest of the issuer's security holders generally." In addition, the Commission noted that "[s]uch use of the security holder proposal process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large." See the 1982 Release.

As background, Mr. Smith is a former employee of a subsidiary of the Company. Mr. Smith alleges that he retired earlier than he had intended as a result of the actions of his former supervisor. On August 15, 2004, one day after he retired, Mr. Smith filed a complaint against his former supervisor through the Company's Employee Corporate Concern process. As can be discerned from Mr. Smith's supporting statement, he was dissatisfied with the resolution of his complaint ("The investigation on this concern took 6 months and accomplished little"). On March 7, 2005, Mr. Smith filed a second complaint against his former supervisor through the Employee Corporate Concern process. As part of the review of Mr. Smith's second complaint against his former supervisor, the matter was submitted to the Company's Audit Committee in May 2005 for its consideration.

Throughout June and July 2005, Mr. Smith continued his communications with the Company regarding his dissatisfaction with the review and resolution of his complaints against his former supervisor. On July 28, 2005, the Chairman of the Company's Audit Committee delivered a letter to Mr. Smith informing Mr. Smith that the Audit Committee had thoroughly reviewed the matter, believed that management had responded appropriately to his complaints and that the Company considered the matter closed. On August 16, 2005, a member of management met with Mr. Smith and again informed him that the Company had thoroughly reviewed his complaint and had decided to continue the employment of his former supervisor.

Following this meeting, and having exhausted his appeals to the Company's management and the Audit Committee, Mr. Smith delivered to the Company a first version of a stockholder proposal and a supporting statement that continued his complaint against his former supervisor. After being informed that his initial proposal and supporting statement exceeded the 500-word limit of Rule 14a-8, Mr. Smith delivered a second version of his shareholder proposal to the Company on August 31, 2005, along with correspondence (delivered supplementally to the Staff) that included the following statement:

"It is a shame that I have to carry this to the stockholders."

After a number of submissions, Mr. Smith reduced the length of the Proposal and supporting statement to comply with the 500-word limit of Rule 14a-8. In each submission to the Company, the supporting statement was nothing more than a continuation of his complaint against his former supervisor.

In light of the facts set forth above, we do not believe that Mr. Smith's stockholder proposal is a bona fide effort to improve the Company's employment practices for the overall benefit of stockholders, or to implement an improved disciplinary process under the Company's Code of Ethics for the benefit of stockholders. Rather, a review of Mr. Smith's supporting statement makes it clear that his goal with respect to the Proposal is to continue his personal grievance against the Company and his former supervisor and to cause the termination of his former supervisor's employment with the Company. In the first paragraph of his supporting statement, Mr. Smith restates his Employee Corporate Concern complaint alleging that his former supervisor acted unprofessionally and committed fraud against Mr. Smith. In the second paragraph, Mr. Smith does nothing more than allege that his former supervisor's "nonprofessional management" led to the resignation of his secretary. In the final paragraph of his supporting statement, Mr. Smith provides two examples of employees he alleges were terminated for actions he believes were less serious than the "fraud and nonprofessional management" committed by his former supervisor. He concludes the final paragraph of his supporting statement as follows:

> "Yet Mr. Smith's former boss has been retained in his managerial position. This proposal, if passed, will not allow dishonest employees who commit fraud *to continue* working for the Southern Company."

The Proposal itself is crafted to address not only employees who commit fraud, but also those employees who *have committed* fraud. We believe Mr. Smith's view is that approval of the Proposal would result in the termination of his former supervisor's employment with the Company.

While Mr. Smith has drafted the Proposal itself in a general manner, the Commission noted that the Staff's practice under Rule 14a-8(i)(4) has been to permit the exclusion of proposals drafted "in such a way that it might relate to matters which may be of general interest to all security holders" if "it is clear from the facts presented by the issuer that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." See the 1982 Release. We believe Mr. Smith's supporting statement and the supplemental correspondence provide evidence that Mr. Smith is using the Proposal as a tactic designed to redress his personal grievance against the Company and his former supervisor. The Staff has permitted the exclusion of proposals where the supporting statement provided evidence of a personal grievance. See *CBS Corp.* (March 4, 1998) (where the issuer noted it was "clear from the supporting statement that the proponent's sole interest is to pursue a personal interest not shared by other stockholders").

Further, the Staff has frequently permitted the exclusion of proposals submitted by former employees attempting to use the stockholder proposal process as a forum for continuing a grievance against their former employer. See *ConocoPhillips* (March 23, 2005) (former employee seeking to establish standards for board members); *Morgan Stanley* (January 14, 2004) (former employee seeking adoption of a policy that would have resulted in return of damages he believed he wrongfully paid to his former employer); *Merck & Co., Inc.* (January 22, 2003) (former employee seeking disciplinary actions against former co-workers and new employment standards for employees in his department); *The Southern Company* (January 21, 2003) (former employee seeking the formation of a committee for the purpose of investigating complaints against the company's management); *International Business Machines Corp.* (December 18, 2002) (former employee seeking adoption of a policy requiring employee discrimination complaints be reviewed regardless of employee status); *Phillips Petroleum Co.* (March 12, 2001) (former employee seeking mid-year report). In addition, in *Exxon Mobil Corporation* (March 5, 2001), the Staff allowed exclusion of a proposal submitted by a former employee that was part of a continuing campaign to cause the company to terminate the employment of a former co-worker of the proponent.

Consistent with the no-action letters noted above and the stated purpose of Rule 14a-8(i)(4) in the 1982 Release, we believe the Proposal is properly excludable under Rule 14a-8(i)(4).

Proposal is Not a Proper Subject for Stockholders Under State Law (Rule 14a-8(i)(1))

Under Rule 14a-8(i)(1), a registrant may properly exclude a stockholder proposal if the proposal is not a proper subject for action by stockholders under the laws of the jurisdiction of the registrant's organization. The Company is a corporation organized under the laws of the State of Delaware and, accordingly, is subject to the provisions of the Delaware General Corporation Law (the "DGCL").

Under Section 141(a) of the DGCL, "the business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Delaware courts have recognized the substantial authority granted to boards of directors under Section 141(a) of the DGCL with respect to managing the business and affairs of a Delaware corporation. See *Quickturn Design Sys., Inc. v. Shapiro,* 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation").

Further, the Commission has noted that stockholder proposals that would limit the authority of a board of directors in managing the business and affairs of a corporation are often excludable under Rule 14a-8(i)(1) as improper under state law. In particular, the Commission provided the following guidance in Exchange Act Release No. 34-12999 (November 22, 1976):

> "it is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that 'the business and affairs of every corporation organized under this law shall be managed by its board of directors,' or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or bylaws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute."

In furtherance of this position, the instructions to Rule 14a-8(i)(1) provide that "depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by stockholders."

The Proposal, if approved by stockholders, would mandate that the Company adopt a particular policy with respect to the termination of employees, a subject matter clearly within the management of the business and affairs of the Company. As noted above, under the DGCL, the Company's Board of Directors is responsible for managing the business and affairs of the Company unless there is a contrary provision in the DGCL or the Company's Certificate of Incorporation or Bylaws that gives authority to stockholders. Neither the DGCL nor the Company's Certificate of Incorporation or Bylaws grant stockholders any authority with respect to employment related policies. Accordingly, we believe that stockholder mandated action with respect to this matter would violate the provisions of Section 141(a) of the DGCL. The Staff has frequently permitted the exclusion of proposals that would mandate or require action by a board of directors in a manner inconsistent with the authority provided to a board of directors under state law. See *Cisco Systems, Inc.* (July 29, 2005) (permitting exclusion unless the proposal was recast as a request or recommendation to the board of directors); *Constellation Energy Group, Inc.* (March 2, 2004)(permitting exclusion unless the proposal was recast as a request or recommendation to the board of directors); *Phillips Petroleum Company* (March 13, 2002) (permitting exclusion unless the proposal was recast as a request or recommendation to the board of directors); *Ford Motor Company* (March 19, 2001) (permitting exclusion unless the proposal was recast as a request or recommendation to the board of directors).

In light of the provisions of Delaware law and the Staff's prior no-action letters we believe the Proposal, as drafted, may be excluded under Rule 14a-8(i)(1). As set forth in the no-action letters cited above, the Staff has allowed proponents to recast proposals as recommendations or requests to the board in order to avoid exclusion under Rule 14a-8(i)(1). However, in this case, even if the Proposal were recast as a recommendation or request to the Board of Directors, we believe the Proposal remains excludable under Rule 14a-8(i)(7) (relating to management of workforce) and Rule 14a-8(i)(4) (relating to a personal grievance).

The Staff may rely on the statements that the adoption of the Proposal is not in accordance with the provisions of Section 141(a) of the DGCL as an opinion of counsel pursuant to Rule 14a-8(j)(2)(iii).

Portions of the Supporting Statement Violate the Proxy Rules (14a-8(i)(3))

Under Rule 14a-8(i)(3), a registrant may properly exclude portions of a supporting statement for a proposal if such statements violate the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. In particular, Rule 14a-9 prohibits materials that directly or indirectly impugn the character, integrity or personal reputation of any person without factual foundation. Consistent with these rules, the Staff noted in Staff Legal Bulletin 14B that exclusion or modification of a supporting statement may be appropriate where the statement directly or indirectly impugns the character, integrity or personal reputation of any person without factual foundation.

We believe that several statements within Mr. Smith's supporting statement impugn the personal reputation of former co-workers of Mr. Smith without any factual foundation and are excludable under Rule 14a-8(i)(3).

First, we believe the entire second paragraph of Mr. Smith's supporting statement may be excluded. In the two sentences that comprise the second paragraph of the supporting statement, Mr. Smith alleges that the secretary of his former boss had "a complete nervous breakdown" and that she quit working for the Company as a result of this breakdown. Mr. Smith provides no factual foundation for these statements which impugn the personal reputation of this former employee of the Company. Accordingly, we believe the following language may be excluded from Mr. Smith's supporting statement under Rule 14a-8(i)(3):

> "In March 2005, the secretary of Mr. Smith's former boss had a complete nervous breakdown due to stress caused by the nonprofessional management of her boss. Due to this, she quit working for the company."

Second, we believe that the first sentence and second sentences of the third paragraph of his supporting statement may be excluded. In the first sentence of the third paragraph, Mr. Smith alleges that the employment of two of his co-workers was terminated as a result of personal use of company computers. The second sentence then compares these alleged bases for termination of employment with the alleged actions of his former supervisor. Again, these statements impugn the personal reputation of his former co-workers and Mr. Smith had no involvement in the decisions relating to the departure of these employees and provides no factual foundation for his assertions. Accordingly, we believe the following language may be excluded from Mr. Smith's supporting statement under Rule 14a-8(i)(3):

> "It should also be noted that the president of Southern Nuclear Operating Company terminated the employment of two long term engineers for personal use of their company computer (not involving pornography). These offenses do not appear to be as serious as fraud committed against a subordinate and nonprofessional management that endangered the health of his subordinates."

Conclusion

Based on the foregoing, the Company believes the Proposal may be omitted under Rules 14a-8(i)(7), 14a-8(i)(4) and 14a-8(i)(1). In addition, we believe portions of the supporting statement for the Proposal are excludable under Rule 14a-8(i)(3). We respectfully request that the Division of Corporation Finance Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2006 Annual Meeting proxy materials. Should the Staff disagree with our conclusions regarding omission of the Proposal, or should any additional information be needed in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters.

In support of our positions above, we are delivering copies of correspondence we have received from Mr. Smith in connection with the Proposal. We have redacted individual names that were included in his correspondence. If the Staff would like to receive unredacted versions of this correspondence, please contact the undersigned at (404) 506-0542.

The Company currently intends to mail definitive proxy materials to its stockholders on or about April 10, 2006, and to deliver preliminary proxy materials to the Commission, if required, on or about March 6, 2006.

We are notifying Mr. Smith of our intention of omitting his proposal by forwarding a copy of this letter to him.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed extra copy of this letter and returning it to the Company in the envelope provided. If you have any questions regarding any aspect of our request, please contact the undersigned at (404) 506-0542.

Sincerely,



PLR/es

Attachments

Roberts, Patricia L.

From: Bob Smith [rhsmith1157@bellsouth.net]
Sent: Friday, November 11, 2005 5:59 AM
To: Roberts, Patricia L.
Cc: Miller, Christopher S. (Labor Relations); Bryant, Hugh S.; Ratcliffe, David Moore
Subject: Emailing: Southern Company Stockholder Proposal
Attachments: Southern Company Stockholder Proposal.wpd

Ms. Roberts, Attached is a copy of my Southern Company Stockholder's Proposal that I would like to have submitted for a vote by all owners of Southern Company stock. I have revised it to be less than 500 words as you requested. Please advise me if I also need to send it to you via U. S. mail. I would also like to know when and where the 2006 annual stockholder's meeting will be held. Thank You, Rober H. Smith

Proposal to be Voted on by the Southern Company Stockholders

This proposal is submitted by Robert H. Smith, a Southern Company stockholder who owns 3,531 shares of Southern Company stock.

This proposal is to make it a requirement that any Southern Company employee who in the course of their employment commits or has committed fraud, either financial or otherwise, shall have their employment terminated.

Mr. Smith was a Southern Company employee for 37 ½ years. He retired 2 ½ years earlier than he had planned because of high blood pressure spikes due to stress from nonprofessional management of his boss who was a department manager. Mr. Smith retired on August 14, 2004 and on August 15, 2004 filed an Employee Corporate Concern on his former boss. The investigation on this concern took 6 months and accomplished little. So on March 7, 2005, Mr. Smith filed a second Employee Corporate Concern on his former boss who at that time was employed with Southern Nuclear Operating Company. During the investigation of the second concern it was discovered that Mr. Smith's former boss had committed fraud against Mr. Smith. Mr. Smith's former boss had gained access to Mr. Smith's permanent Human Resources file and removed from Mr. Smith's 2003 Performance Evaluation the page of written positive comments on his 2003 job performance and replaced that page with negative comments. This was apparently done in August 2004 after Mr. Smith told his boss he was considering filing an Employee Corporate Concern on him. The fraud appears to be part of a plan to deny Mr. Smith his 2004 bonus which was unsuccessful. Other nonprofessional actions by his former boss against Mr. Smith were documented in the 2 concerns and follow-up correspondence but they are not noted here.

In March 2005, the secretary of Mr. Smith's former boss had a complete nervous breakdown due to stress caused by the nonprofessional management of her boss. Due to this, she quit working for the company.

It should also be noted that the president of Southern Nuclear Operating Company terminated the employment of two long term engineers for personal use of their company computer (not involving pornography). These offenses do not appear to be as serious as fraud committed against a subordinate and nonprofessional management that endangered the health of his subordinates. Yet Mr. Smith's former boss has been retained in his managerial position. This proposal, if passed, will not allow dishonest employees who commit fraud to continue working for the Southern Company.

Submitted by

Robert H. Smith
Birmingham, Alabama

Roberts, Patricia L.

From: Terry, Bentina C.
Sent: Tuesday, September 13, 2005 9:39 AM
To: Roberts, Patricia L.
Subject: FW: Emailing: Southern Company Stockholder Proposal
Attachments: Southern Company Stockholder Proposal.wpd

Bentina Chisolm Terry
General Counsel and Vice President
Southern Nuclear
Bell 205.992.7658
Cell 205.222.6472
Fax 205.992.6165

From: Bryant, Hugh S.
Sent: Thursday, September 01, 2005 10:56 AM
To: Terry, Bentina C.
Subject: FW: Emailing: Southern Company Stockholder Proposal

Bentina, did you receive this?

From: Bob Smith [mailto:rhsmith1157@bellsouth.net]
Sent: Wednesday, August 31, 2005 2:42 PM
To: Miller, Christopher S. (Labor Relations)
Cc: Bryant, Hugh S.
Subject: Emailing: Southern Company Stockholder Proposal

Dear Mr. Miller, Today I received a letter from Ms. Patricia Roberts stating my proposal needed to be reduced to 500 words or less. So I have revised the draft I sent you and I have enclosed a copy herein. This is the one I will be submitting to be voted on by all Southern Company stockholders. It is a shame that I have to carry this to the stockholders.
Bob Smith

August 29, 2005

Hugh Bryant
Southern Nuclear Operating Company

Subject: Employee Corporate Concern (Third)

Dear Mr. Bryant,

During our August 16, 2005 meeting I asked you how [redacted] gained access to my permanent Human Resources (HR) file and you advised me that you did not investigate that. I believe this is important and therefore I would like for you to investigate and determine how and when [redacted] did this. Here are a few facts that may help you in this investigation.

1) On August 5, 2004 I advised [redacted] via email that the copy of my 2003 Performance Evaluation I had in my Blue Book that was in my office bookcase had been removed. In that email I asked [redacted] if he would give me a copy of his for my files. [redacted] never responded to my email.

2) On August 12, 2004 I met with [redacted] and asked to see my permanent HR file. [redacted] advised me that my permanent HR file was locked down and I could not see it. I was still employed at this time. I was advised by you after my second concern was filed that this was against company policy and I should have been allowed to see my permanent HR file at that time. I believe [redacted] would not allow me to see my file then because it was probably in [redacted] possession at that time.

Please advise me how and when [redacted] gained access to my Permanent HR file. I would appreciate it if you would expedite this investigation because I may include the results in a stockholder proposal I have drafted. Appropriate discipline should be administered to all parties involved in this fraud that was committed against me.

Sincerely,

Robert H. Smith
1157 Countess Circle
Hoover, AL 35226
205-822-4097

DRAFT

Proposal to be Voted on by the Southern Company Stockholders

This proposal is submitted by Robert H. Smith, a Southern Company stockholder who owns 3,600 shares of Southern Company stock.

This proposal is to make it a requirement that any Southern Company employee who in the course of their employment commits or has committed fraud, either financial or otherwise, shall have their employment terminated.

Mr. Smith was a Southern Company employee for 37 ½ years and retired 2 ½ years earlier than he had planned due to the stress created by management from his department manager. Mr. Smith retired on August 14, 2004 and on August 15, 2004 filed an Employee Corporate Concern on his former boss. This concern was investigated by the Southern Company Workplace Ethics Group which took 6 months and accomplished little. So on March 7, 2005, Mr. Smith filed a second Employee Corporate Concern on his former boss who at that time was employed with the Southern Nuclear Operating Company. During the investigation of the second concern by Southern Nuclear it was discovered that Mr. Smith's former boss had committed fraud against Mr. Smith. Mr. Smith's former boss had somehow gained access to Mr. Smith's permanent Human Resources file and removed from Mr. Smith's 2003 Performance Evaluation the page of written comments on Mr. Smith's 2003 job performance which contained mostly positive comments. His former boss replaced that page with one that contained mostly negative comments on Mr. Smith's 2003 job performance and then placed it in Mr. Smith's permanent Human Resource file. This was apparently done in August 2004 after Mr. Smith told his boss he was considering filing an Employee Corporate Concern on him. A number of other issues by his former boss against Mr. Smith were documented in the 2 concerns but they are not noted here.

Also during March 2005, the secretary of Mr. Smith's former boss had a complete nervous breakdown from the stress created by her boss's management of her. This secretary quit working for the company because of her health concerns of working for her boss. Had Mr. Smith's initial concern been promptly and efficiently investigated and the fraud discovered and had this proposal been in place at that time, then her boss would have had his employment terminated and the secretary would not have had a nervous breakdown and she would still be employed by the company.

Mr. Smith had a meeting with the Southern Company Vice President for Employee Relations and Associate General Counsel on August 16, 2005. In this meeting Mr. Smith was advised that all of his concerns had received serious consideration, however the President and CEO of Southern Nuclear Operating Company feels like his former boss is salvageable as a manager and would continue in that capacity. It should also be noted that the president and CEO of Southern Nuclear Operating Company had terminated the employment of two long term engineers for personal use of their company computer (not involving pornography). These offenses, while they may be serious, do not appear to be any more serious than fraud committed against a subordinate. Thus Mr. Smith submits this proposal to be voted on by all Southern Company stockholders. A vote of yes will mean that any Southern Company employee that commits or has committed fraud either financial or otherwise shall have their employment at the Southern Company terminated.

Submitted this day of August 29, 2005 by

Robert H. Smith
1157 Countess Circle
Hoover, AL 35226

Johnson, Martha H.

From: Miller, Christopher S. (Labor Relations)
Sent: Sunday, August 07, 2005 11:42 AM
To: Johnson, Martha H.
Subject: FW: Corporate Concern

FYI.

From: Bryant, Hugh S.
Sent: Friday, August 05, 2005 3:49 PM
To: Miller, Christopher S. (Labor Relations)
Subject: FW: Corporate Concern

All set.

From: Bryant, Hugh S.
Sent: Friday, August 05, 2005 2:48 PM
To: 'Bob Smith'
Subject: RE: Corporate Concern

Bob, as we discussed, Chris Miller and I look forward to seeing you on Tuesday, August 16, 8:00 a.m., Marriott Hotel, Hwy 280, Birmingham. We'll have breakfast in their restaurant.

Will you please give me a call if this date or time become inconvenient for you?

Thanks,
Hugh
992-5258

From: Bob Smith [mailto:rhsmith1157@bellsouth.net]
Sent: Friday, August 05, 2005 1:26 PM
To: Bryant, Hugh S.
Subject: Re: Corporate Concern

Hugh, I did receive a letter yesterday from [redacted] Audit Committee, Southern Company Board of Directors. Mr. Purcell advised me that a review and assessment was conducted on my concerns and the previous investigations and the series of written exchanges I had with other Company representatives [redacted] stated that he considered the actions taken by the company to date to have been appropriate. He concluded his letter to me by saying he considered these matters closed. Thus he apparently approves of allowing [redacted] to continue as a manager/supervisor and to endanger the health of those subordinates who report to [redacted] As I have shown in my 2 concerns and follow up correspondence, [redacted] committed fraud against a subordinate, lied to and about his subordinates, endangered the health of his suborinates by his tyrannical behavior such that one subordinate ([redacted]) had a complete nervious breakdown. Another subordinate (me) chose to retire 2 1/2 years early because [redacted] behavior was causing dangerous spikes in my high blood pressure. One employee ([redacted]) transferred out of the department and another ([redacted]) submitted a resignation and left the company but later returned to work. It should be apparent that [redacted] management style should be a concern to upper management. Contrary to [redacted] I do not consider this matter closed. As I advised you, I am concerned for the health of 2 of my former co-workers ([redacted] and [redacted]) who have both had open heart surgery. Working under [redacted] tyrannical management style could cause tragic consequences. Thus as I also previouly advised you, I feel compelled to advise the PIM clents of all that has transpired since April 2004. After the clients have reviewed my correspondence they can make the decision to have [redacted] continue managing the PIM program for them or to have him replaced..........As a Southern

Company stockholder that owns 3,668 shares of Southern Company stock, I also intend to submit a proposal to be voted o by all the Southern Company shareholders to make it a requirement that any Southern Company employee who commits fraud, either financial or otherwise, to immediatly have that person's employment terminated. Had such a policy been in pla when the fraud [redacted] committed on me been in effect [redacted] would have appropriately had his employment terminated.........Hugh, it has been my desire to have the company appropriately review my concerns and handle this withi the company. However, this whole process has taken 1 whole year and in that year the only person I have worked with on these issues that tried to efficiently and effectively investigate and address my concerns was you. Thank you for your effort Apparently [redacted], [redacted], [redacted], [redacted] and [redacted] all have faile to see the true facts of my concerns and have not taken the appropriate actions. You may copy each of these individuals w this email. Bob Smith

----- Original Message -----
From: Bryant, Hugh S.
To: Bob Smith
Sent: Tuesday, August 02, 2005 8:06 AM
Subject: RE: Corporate Concern

Bob, I understand that correspondence has been mailed to you from a member of the Board. I assume you will receive it soon via U.S. Mail.

Respectfully,
Hugh Bryant

From: Bob Smith [mailto:rhsmith1157@bellsouth.net]
Sent: Tuesday, August 02, 2005 5:27 AM
To: Bryant, Hugh S.
Subject: Re: Corporate Concern

Hugh, It has been 2 weeks since I sent you the attached email and no one from the Southern Company has contacted me. Please advise me if any action is being taken by the Southern Company executives or the Southern Company Board of Directors to remove [redacted] from management/supervisory responsibilities. Thank You, Bob Smith

----- Original Message -----
From: Bryant, Hugh S.
To: Bob Smith
Sent: Monday, July 18, 2005 7:28 AM
Subject: RE: Corporate Concern

Dear Bob:

I have received and read your e-mail. I will forward it to the individuals as you have requested.

Hugh Bryant

From: Bob Smith [mailto:rhsmith1157@bellsouth.net]
Sent: Sunday, July 17, 2005 2:55 AM
To: Bryant, Hugh S.
Subject: Corporate Concern

Dear Mr. Hugh,

I received your letter about 10 days ago in which you acknowledged that your recent investigation had determined that [redacted] had mishandled an emergency withdrawal by Pacific Gas and Electric Company and he had sent them an item of equipment that was not what they needed. This kind of error could potentially cause several million dollars in down time for a utility. This apparently is the worst technical erro in the 20 plus years of existence of the Pooled Inventory Management (PIM) program. You stated that procedures have been put in place to assure such errors are not committed in the future. Again, if has been disciplined for this, it is not apparent.

I forwarded a package of documents from my 2 corporate concerns on to Mr. on May 19, 2005 because little action had taken place on these 2 concerns since I filed the first one on August 15, 2004. advised me by letter tha he had turned these over to the Audit Committee of the Southern Company Board of Directors for action. No one has contacted me and it appears that again the egregious behavior of is not a concern to the management of Southern Nuclear Operating Company or the Southern Company.

I recently learned that another long term Southern Company employee had been terminated by Southern Nuclear for personal use of his company computer. Again it did not invlove pornography. This man, was the Treasurer of the Southern Investors investment club (founded in the mid 1980's by me). kept the club's records on his computer at work. We, the members of this investment club which was for Southern Company employees and retirees, voted to sell our stocks and disband the club because of the Southern Nuclear security department's investigation of . kept some other personal data on his computer but he made no secret of this. A month or so before this, Southern Nuclear terminated the employment of (spelling?) fo personal use of his company computer. I believe both of these men had been employed for 30 years or so and were well respected by their peers and were dedicated employees. Their offenses were minor compared to the behavior of yet he continues to perform as a manager and supervise subordinates. The documents I sent showed that had lied to me, lied to the Corporate Concerns investigator abou me, revised my 2004 Performance Report in January 2005 and fabricated a story that he had met with me in April 2004 and gave me negative comments on my first quarter's job performance which is totally false, endangered my health such that I retired on August 14, 2004, which was 2 1/2 years earlier than I had planned to avoid a potential stroke from high blood pressure, and he committed fraud against me which you and I together uncovered. In addition his tyrannical management of his secretary, caused her to have a complete nervous breakdown such that she had to take family medical leave in March 2005 and when she returned to work his behavior toward her caused her to quit her job with the company to avoid any futher damage to her health. In addition, his management of caused to submit a letter of resignation and leave the office on March 21 of this year. He later returned to work. In addition, transferred out of the department in July 2005 because he could no longer work under management. My problems with began in April of 2004 when I answered a question posed to me by his boss, . It was during a staff meeting in which a long discussion took place over accounting projections o an additional $1 million in gross margin (profit before certain expenses) for the departmen for the year 2004. asked me why I looked confused after this discussion and I answered that I was confused because had lowered the levels of several of us the year before to increase his profit margin and now in the next year we are going to make an extra $1 million in profit. This is on a project with total revenues of about $2.5 million. Prior to this I had never had a negative word from about my job performance or had any conflict with him. I had been present during 2 other staff meetings where he lost his temper and verbally berated another department member. After this April 2004 staff meeting his behavior toward me changed drastically and I decided I could no longer work for him. If [redacted] is allowed to continue as manager of this deparment I plan to advise my former PIM clients by letter or email of all of [redacted] actions. PIM is a great program and those clients do not deserve to have a manager over this program who is dishonest, performs as a tyrant to his subordinates and will make excessive profit margins off of their companies.

You asked me once why I just did not forget [redacted] actions toward me since I had retired. Well I continue to lose sleep, waking up thinking of his bizarre and vindictive behavior toward me. It is now 2:40 am and I could not sleep because of remembering [redacted] actions and thus I am writing this email to you. I also worry that he may cause serious health problems to [redacted] or [redacted] Both of these men have had open heart surgeries and do not need the additional pressure of working under the tyrannical management of [redacted] In my 37 1/2 years with the Southern Company and my 28 years as a military officer I have not seen anyone less qualified to lead, motivate and manage people than him.

You may forward this email to [redacted] and advise him I will wait another week or 10 days to hear if the Southern Company Board plans to take any action on [redacted] otherwise I will send the letters or emails to my former clients. You may also forward this email to [redacted] and [redacted] (spelling?). I would also appreciate it if you would forward this email to the Southern Company Board of Directors, especially any female members who may have some empathy for [redacted] who still has a difficult time with the damage [redacted] caused her. She has been out of work and just last week started work again. She had to remove her son from the private school where he was a student because of the financial difficulties of quiting her job. She is an excellent secretary and it is a shame someone of her qualifications had to quit working at the Southern Company because of [redacted].

Bob Smith

Johnson, Martha H.

From: Miller, Christopher S. (Labor Relations)
Sent: Thursday, August 04, 2005 10:21 AM
To: Johnson, Martha H.
Subject: FW: Smith Letter from Neal Purcell

Attachments: Robert H. Smith 5 ltr.doc

From: Miller, Christopher S. (Labor Relations)
Sent: Thursday, August 04, 2005 10:16 AM
To: 'cheryl_mehl@homedepot.com'; 'simmonst@vmcmail.com'; 'ztpate@comcast.net'
Cc: 'jnpurcell@mindspring.com'; Ratcliffe, David Moore; Holland, Ed; Fanning, Thomas A.; Roberts, Patricia L.
Subject: Smith Letter from Neal Purcell

TO: Francis S. Blake, Donald M. James, Zack T. Pate

Attached is the letter Neal Purcell sent to Mr. Robert H. Smith in response to Mr. Smith's concerns raised in the context of his previous employment with Southern Company affiliates. Please feel free to call me with any questions. Thanks.

Chris Miller
Vice President, Employee Relations
and Associate General Counsel



Robert H. Smith 5
ltr.doc (29 ...

July 28, 2005

Mr. Robert H. Smith
1157 Countess Circle
Hoover, AL 35226

Dear Mr. Smith

As you know, your various concerns surrounding your departure from Southern Nuclear Company were forwarded by Chris Miller to me in my role as Chair of the Southern Company Board of Directors Audit Committee. At my direction, a review and assessment of your concerns and the previous investigations was conducted. From the prior investigations and a series of written exchanges you have had with Company representatives, I believe the Company has made a genuine effort to evaluate and resolve or otherwise respond to your concerns. Based on your continued communications, including your most recent e-mail of July 17, 2005, it is also clear that you remain dissatisfied with the extent to which the Company has been willing to act on your proposed acceptable actions.

I acknowledge the thoughtfulness and apparent good faith of your continued concerns. At the same time, based on the recent review of the substance and course of the investigation, I have concluded that the collective actions of the Company to-date, as they relate to both you and other Company employees, constitute a reasonable, appropriate and a legitimate response to those substantive concerns you have raised. As to those concerns which have been proven insubstantial in nature, I find the Company has been serious in its assessment and both courteous and professional in its responses to you.

Every employee concern - regardless of the view of its merits - provides the Company an opportunity to review its management practices and processes and seek further refinement and strengthening. Your comments and concerns have been no different in this regard. I thank you for providing the Audit Committee the opportunity to remind our management team of its commitment to effective performance management and thorough and timely problem resolution.

Again, I thank you for your interest. From my perspective and that of the Audit Committee, I will now consider these matters closed.

Sincerely yours,

J. Neal Purcell
Chair, Audit Committee
Southern Company Board of Directors

Johnson, Martha H.

From: Neal Purcell [jnpurcell@mindspring.com]
Sent: Monday, July 25, 2005 9:54 PM
To: Miller, Christopher S. (Labor Relations)
Cc: Holland, Ed
Subject: Re: Corporate Concern

Chris: I left you a voice mail this afternoon re: the proposed letter I am to send to Mr. Smith. I left it prior to reading this e-mail. After reading it, I believe we should respond sooner than the Aug 1 date I suggested in my voice mail. Therefore, please overnight the revised letter to my Seattle host as follows:

Mr. Ron Roberts
The Highlands
Seattle, WA 98177

c/o Neal Purcell

Ron & Joan
The Highlands
Shoreline 98175
206 368 2972

Mr. Smith asserts a few new grievances in his most recent e-mail. Please confirm that you, Ed or someone has investigated each of his points and have no management recommended actions other than those we have taken to date.

Please advise Dorit that she may receive some of this literature and copy her on the discussions we had in the Audit Committee and any of the e-mails you believe appropriate to give her a sense of the background. I would appreciate your copying me on the correspondence you send to her and others, if applicable.

You or Ed should probably brief David Ratcliffe as soon as possible if you have not already done so.

Thanks.

Neal

> ----- Original Message -----
> **From:** Miller, Christopher S. (Labor Relations)
> **To:** jnpurcell@mindspring.com
> **Cc:** Holland, Ed
> **Sent:** Wednesday, July 20, 2005 11:07 AM
> **Subject:** FW: Corporate Concern
>
> Neal-Attached is the email I mentioned. I am fedexing you the letter and pre-addressed and stamped envelope to send to Mr.. Smith. Please feel free to call me at 404-506-0865 or 404-545-0714 with any questions. Thanks.
>
> Chris Miller
>
> ---
>
> **From:** Bob Smith [mailto:rhsmith1157@bellsouth.net]
> **Sent:** Sunday, July 17, 2005 2:55 AM
> **To:** Bryant, Hugh S.
> **Subject:** Corporate Concern
>
> Dear Mr. Hugh,
>
> I received your letter about 10 days ago in which you acknowledged that your recent investigation had determined that [redacted] had mishandled an emergency withdrawal by Pacific Gas and

Electric Company and he had sent them an item of equipment that was not what they needed. This kind of error could potentially cause several million dollars in down time for a utility. This apparently is the worst technical error in the 20 plus years of existence of the Pooled Inventory Management (PIM) program. You stated that procedures have been put in place to assure such errors are not committed in the future. Again, if [redacted] has been disciplined for this, it is not apparent.

I forwarded a package of documents from my 2 corporate concerns on [redacted] to [redacted] on May 19, 2005 because little action had taken place on these 2 concerns since I filed the first one o August 15, 2004. [redacted] advised me by letter that he had turned these over to the Audit Committee of the Southern Company Board of Directors for action. No one has contacted me and it appears that again the egregious behavior of [redacted] is not a concern to the management of Southern Nuclear Operating Company or the Southern Company.

I recently learned that another long term Southern Company employee had been terminated by Southern Nuclear for personal use of his company computer. Again it did not invlove pornography. This man, [redacted] was the Treasurer of the Southern Investors investment club (founded in the mid 1980's by me). [redacted] kept the club's records on his computer at work. We, the members of this investment club which was for Southern Company employees and retirees, voted to sell our stocks and disband the club because of the Southern Nuclear security department's investigation of [redacted]. [redacted] kept some other personal data on his computer but he made no secret of this. A month or so before this, Southern Nuclear terminated the employment of [redacted] (spelling?) for personal use of his company computer. I believe both of these men had been employed for 30 years or so and were well respected by their peers and were dedicated employees. Their offenses were minor compared to the behavior of [redacted] yet he continues to perform as a manager and supervise subordinates. The documents I sent [redacted] showed that [redacted] had lied to me, lied to the Corporate Concerns investigator about me, revised my 2004 Performance Report in January 2005 anc fabricated a story that he had met with me in April 2004 and gave me negative comments on my first quarter's job performance which is totally false, endangered my health such that I retired on August 14 2004, which was 2 1/2 years earlier than I had planned to avoid a potential stroke from high blood pressure, and he committed fraud against me which you and I together uncovered. In addition his tyrannical management of his secretary, [redacted] caused her to have a complete nervous breakdown such that she had to take family medical leave in March 2005 and when she returned to work his behavior toward her caused her to quit her job with the company to avoid any futher damage to her health. In addition, his management of [redacted] caused [redacted] to submit a letter of resignation and leave the office on March 21 of this year. He later returned to work. In addition, [redacted] transferred out of the department in July 2005 because he could no longer work under [redacted] management. My problems with [redacted] began in April of 2004 when I answered a question posed to me by his boss, [redacted] It was during a staff meeting in which a long discussion took place over accounting projections of an additional $1 million in gross margin (profit before certain expenses) for the department for the year 2004. [redacted] asked me why I looked confused after this discussion and I answered that I was confused because [redacted] had lowered the levels of several of us the year before to increase his profit margin and now in the next year we are going to make an extra $1 million in profit. This is on a project with total revenues of about $2.5 million. Prior to this I had never had a negative word from [redacted] about my job performance or had any conflict with him. I had been present during 2 other staff meetings where he lost his temper and verbally berated another department member. After this April 2004 staff meeting his behavior toward me changed drastically and I decided I could no longer work for him. If [redacted] is allowed to continue as manager of this deparment I plan to advise my former PIM clients by letter or email of all of [redacted] actions. PIM is a great program and those clients do not deserve to have a manager over this program who is dishonest, performs as a tyrant to his subordinates and will make excessive profit margins off of their companies.

You asked me once why I just did not forget actions toward me since I had retired. Well continue to lose sleep, waking up thinking of his bizarre and vindictive behavior toward me. It is now 2:40 am and I could not sleep because of remembering actions and thus I am writing th email to you. I also worry that he may cause serious health problems to or . Both of these men have had open heart surgeries and do not need the additional pressur of working under the tyrannical management of In my 37 1/2 years with the Southern Company and my 28 years as a military officer I have not seen anyone less qualified to lead, motivate and manage people than him.

You may forward this email to and advise him I will wait another week or 10 days to hear if the Southern Company Board plans to take any action on otherwise I will send the letters or emails to my former clients. You may also forward this email to and (spelling?). I would also appreciate it if you would forward this email to the Southern Company Board of Directors, especially any female members who may have some empathy for who still has a difficult time with the damage caused her. She has been out of work and just last week started work again. She had to remove her son from the private school where he was a student because of the financial difficulties of quiting her job. She is an excellent secretary and it is a shame someone of her qualifications had to quit working at the Southern Company because of

Bob Smith

From Chris Miller
6-14-05

June 10, 2005

Mr. Christopher S. Miller
Vice President Employee Relations and Associate General Counsel
Southern Company
270 Peachtree Street NW
Atlanta, GA 30303

Dear Mr. Miller.

Thank you for your letter of May 31, 2005 and for the two actions you have taken.

Yesterday I attended the June lunch meeting of Southern Investors. This is an investment club that I founded in the 1980's. At the meeting yesterday I learned that our Treasurer, [redacted], is being investigated by the Southern Nuclear Operating Company Security Department for personal use of his company computer and telephone. [redacted] said he was told by the investigator that he even knew how much time he spent on personal phone calls at the office. The investment club voted to sell all our stock and disband the club since our club's financial records are kept on [redacted] computer at work and Southern Nuclear Operating Company terminated [redacted] for personal use of his work computer. I am attaching a copy of the Southern Investors Monthly Summary for April 30, 2005 and also a copy of the Power Investors Member Values January 25, 2005 Report. I patterned our Southern Investors club after the Power Investors club. You will note that [redacted] former President of Alabama Power Company, is a member of Power Investors. It is a shame that one Southern' company operates so differently than another. To my knowledge, Alabama Power Company approves and allows its employees to participate in their investment club without a watchdog security department keeping records of their employees personal use of their company computer and telephone. I can assure you that their employee morale is far more positive than that of the Southern Nuclear employees.

Please forward these attachments and this letter to the Audit Committee of the Southern Company Board of Directors for their investigation. They should also know that [redacted] is a workaholic and spends many additional hours at the company in addition to his regular 40 hour work week. It is a shame that dedicated employees like [redacted] are subjected to this kind of security watchdog tactics and tyrants are allowed to continue abusing their subordinates. I would hope that [redacted] would not be terminated for personal use of his computer because we investment club members would have contributed to this situation. It is also sad that we had to disband our investment club after being in existence for almost 20 years because of these gestapo type tactics of the Southern Nuclear Operating Company Security Department. I realize that because this company operates 6 company nuclear plants they should be vigilant in assuring that the company employees do not jeopardize the operation of those plants but their security department is carrying that responsibility to the extreme and creating a negative moral problem for the company that could affect the performance of their employees.

I am sending a copy of this letter via email to [redacted] and requesting that she take immediate action to make sure no decision is made on [redacted] possible termination until after the Audit Committee of the Southern Company has concluded its investigation. I have her email address but I do not have yours.

I look forward to the Audit Committee's investigation results. If any of them should wish to contact me, my contact information is noted below.

Sincerely,



Robert H. Smith
1157 Countess Circle
Hoover, AL 35226

205-822-4097

cc via email: [redacted]

SOUTHERN INVESTORS

Monthly Summary

April 30, 2005

Performance:

Current Month

	March 31, 2005	April 30, 2005	% Change
DJIA	10,503.76	10,192.51	-2.96%
NYSE	7,167.53	7,008.32	-2.22%
S&P 500	1,180.59	1,156.85	-2.01%
NASDAQ	1,999.23	1,921.65	-3.88%
So. Investors Unit	27.00	26.50	-1.85%

Year-to-Date

	December 31, 2004	April 30, 2005	% Change
DJIA	10,783.01	10,192.51	-5.48%
NYSE	7,250.06	7,008.32	-3.33%
S&P 500	1,211.92	1,156.85	-4.54%
NASDAQ	2,175.44	1,921.65	-11.67%
So. Investors Unit	28.54	26.50	-7.15%

Stock Purchased:

None

Stock Sold:

None

SOUTHERN INVESTORS

Monthly Summary
April 30, 2005

Dividends Received:

MBNA Corp.		$ 52.92
Staples		$ 50.00
SYSCO		$ 30.00
General Electric		$ 209.00
Medtronic, Inc.		$ 8.38
	TOTAL	$ 350.30

Interest Received:

APCO CU		$ 8.45
CMF Money Mkt		$ 6.00
	TOTAL	$ 14.45

Notes:

Staples stock split 2 for 3 on 4-24-05. Total shares = 300.

Processed full withdrawal for Tim Clark. Issued check to Tim in the amount of $251.34

Christopher S. Miller
Vice President
Employee Relations
Associate General Counsel

270 Peachtree Street NW
Atlanta, Georgia 30303

Tel: 404.506.0865
Fax: 404.506.0518


SOUTHERN
COMPANY

Energy to Serve Your World®

May 31, 2005

Mr. Robert H. Smith
1157 Countess Circle
Hoover, AL 35226

Dear Mr. Smith:

Thank you for your letter of May 19, 2005, and the enclosures. As I have previously responded to your broader concerns on those issues already investigated regarding [redacted] management performance, I will not cover that ground again. Based on your letter, however, I am taking two specific actions.

First, as to the concern raised regarding sending equipment to PG&E's Diablo Canyon plant, I have referred this concern to the Southern Nuclear quality concerns program for investigation and assessment, and will ask them to coordinate directly with you on that matter. Second, I have arranged for your letter and concerns to be referred directly to the Audit Committee of the Southern Company Board of Directors for their review and consideration. The Audit Committee will then determine what, if any, further response is appropriate regarding your letter.

Sincerely yours,

bcc: [redacted]

May 19, 2005

Mr. Christopher S. Miller
Vice President Employee Relations and Associate General Counsel
Southern Company
270 Peachtree Street NW
Atlanta, GA 30303

Dear Mr. Miller.

I am in receipt of your May 2, 2005 letter and I did seek legal counsel. I am enclosing a copy of the package of documents I gave to the attorney. This attorney said he would represent me but I would still prefer that it be properly handled within the Southern Company if that is possible. This attorney told me I would have had an even stronger case had I filed a complaint with the EEOC within 180 days. However, I chose to file a Corporate Concern with the company. As you know, the initial investigation took 6 months to complete and was so inadequate I filed a second concern. The second concern was quickly addressed and the fraud committed by [redacted] was uncovered in March of this year.

In your letter you say the necessary and appropriate corrective actions have been taken by Southern Nuclear. I have learned that [redacted] esponsibilities as a manager have recently increased such that an additional person at a site has been assigned to [redacted] So it appears he has been rewarded rather than disciplined. I have also learned that [redacted] is transferring out of the department because he is unhappy with the way it is being managed. So now, all the original Birmingham employees except one that worked under [redacted] have either left because of his abusive management style or tried to leave. That one exception is [redacted] and I personally witnessed [redacted] lose his temper with [redacted] in 2 different staff meetings and verbally berate him in front of all the other department members at those staff meetings.

In addition you should be aware that [redacted] handled an emergency equipment withdrawal earlier this year and he sent the wrong equipment to PG&E's Diablo Canyon Nuclear Plant. Such an error could have cost the utility millions of dollars. No such error had ever been made by me as the technical representative in my 18 ½ years with the program or by any other department member.

Also last fall, a part time employee embezzled several thousand dollars from the program. None of the other managers of the department every had such a crime committed under their management policies.

Prior to [redacted] becoming the department manger, the department employees performed their jobs professionally and efficiently such that our clients were consistently in praise of our efforts.

As for the fraud committed against me, I do not care how you discipline [redacted]. However, the fraud, the lies and all the other abusive tactics by [redacted] against me which endangered my health and caused me to retire 2 ½ years earlier than I had planned, his abuse of [redacted] that caused her to have a complete nervous breakdown and caused her to quit the company because of his abuse, and his abuse of all the other department employees should justify the removal of [redacted] from any management or supervisory responsibilities. If he continues to manage the department, I intend to send this attached package of documents to the Southern Company Board of Directors and request that they investigate why appropriate discipline has not been imposed. Recently a long time employee of Southern Nuclear was terminated for personal use of his company computer and it was not for pornographic use. His offenses, compared to [redacted] are minimal. If I should have to send this to the Board of Directors, I would also ask they investigate why Southern Nuclear has allowed tyrants to abuse their subordinates. One other such case involves [redacted] She is a young black engineer that left Southern Nuclear last year because of tyrannical behavior of her supervisor. She now works at Three Mile Island Nuclear Plant. Another case is [redacted] who is now employed by a utility in North Carolina. They hired him and had 250 applicants for the job he was hired to fill because of his excellent qualifications. [redacted] left Southern Nuclear because he was working for a tyrant.

As a Southern Company stockholder with over 3,000 shares of stock I still have a vested interest in the company. In addition, my mother has about 1,000 shares of Southern Company stock.

I look forward to your response.



Robert H. Smith
1157 Countess Circle
Hoover, AL 35226
205-822-4097

Christopher S. Miller
Vice President
Employee Relations
Associate General Counsel

270 Peachtree Street NW
Atlanta, Georgia 30303

Tel: 404.506.0865
Fax: 404.506.0518

May 2, 2005


SOUTHERN
COMPANY
Energy to Serve Your World®

Mr. Robert H. Smith
1157 Countess Circle
Hoover, AL 35226

Dear Mr. Smith:

I am in receipt of your letter of April 15 and 27, 2005. I apologize for not having responded earlier, but I lost some time in April due to a medical issue. Based on your April 15th letter, I have taken the opportunity to review the course of investigations related to your allegations against [redacted] It is clear you were disappointed with the conduct of the initial investigation. However, I understand that Southern Nuclear conducted a follow-up investigation as a result of [redacted] transfer from SCS to Southern Nuclear. In any event, following the collective investigation process, it is my understanding that Southern Nuclear has taken the necessary and appropriate corrective actions based on the findings. Such actions would also include the resolution of concerns raised separately by [redacted]

As you may know, the nature of corrective actions related to particular personnel are considered confidential, so I am not prepared to provide you details of any management action which may have been taken related to any employees.

Mr. Smith, I had hoped my initial response had adequately addressed the limited concerns and requests you raised at that time. Your two recent letters appear to move well beyond the scope of the February 10th letter, and it is not clear to me how your demand for the termination of two individuals help resolve your original concerns.

Finally, while I understand your frustration, I see no basis for litigation and expect you will reach the same conclusion. However, I encourage you to seek counsel to make a sound determination.

You should feel free to forward any further communications to me.

Very truly yours,

bcc: David Ratcliffe, Ellen Lindemann,
Kathleen King, Bentina Terry

May 2, 2005

Mr. [redacted]
The [redacted] Law Firm

Dear Mr. [redacted],

I am seeking legal advice and possible representation for a lawsuit against my former boss, [redacted] and my former employer, The Southern Company, for financial, physical, and mental injuries caused by [redacted] action's against me and The Southern Company's failure to take expeditious and judicious actions to my numerous requests to resolve this matter. Attached are copies of the following documents:

1. My April 27, 2005 letter to Mr. Chris Miller, Vice President (VP) of Employee Relations and Associate General Counsel for The Southern Company
2. My April 15, 2005 letter to Mr. Chris Miller, VP of Employee Relations and Associate General Counsel for The Southern Company
3. Mr. Hugh Bryant's March 25, 2005 letter to me. Mr. Bryant is the Southern Nuclear Operating Company Concerns Program Administrator.
4. My March 7, 2005 letter to Mr. Hugh Bryant in which I filed my second Corporate Concern on [redacted]
5. My December 17, 2004 minutes of my December 17, 2004 telephone conversation with Brenda Carter who handled my first concern on [redacted] in the Southern Company Workplace Ethics Group.
6. My August 15, 2004 letter to Mr. John Meier in which I filed my first Corporate Concern on [redacted]

I retired 2 ½ years earlier than my March 21, 2007 planned retirement date because of the stress caused by [redacted] actions against me which caused my high blood pressure to reach dangerous levels. I filed a Corporate Concern on [redacted] on August 15, 2005. I filed a second Corporate Concern on [redacted] on March 7, 2005 because of the slow and inadequate response to my first concern. Over 6 months after I filed my first concern, [redacted] secretary had a complete nervous breakdown because of the stress of working for [redacted] She took FMLA because of this and when she returned to work she quit her job with the company because she like me could no longer work for [redacted] She is also willing to become a participant in any lawsuit filed against [redacted] and The Southern Company.

I initially called you in early 2003 when [redacted] lowered my job level and others in our department. [redacted] told me then it was because he had Human Resources (HR) do a study of similar jobs in the industry and he and HR determined my job level of 7 (Project Engineer) should be a level 6 (Senior Engineer). I told him that there were no jobs similar to mine outside our company. He told [redacted] whose job level was also lowered from 7 to 6, that he was lowering our jobs to increase his department's profit margin. This caused our yearly bonuses to be lowered from over $40,000 to between $15,000 and $18,000 and also reduced any future merit increases which also lowered our future retirement pay. After a telephone discussion with you I decided not to pursue any legal action.

My eventual stress problems with [redacted] began in a April 2004 staff meeting when a long discussion took place over actual versus budgeted financial figures for the department when [redacted] boss asked me why I looked confused. I answered [redacted] question to me honestly when I said "if I look confused it is because we are talking about making an extra $1 million in gross margin (profit before certain expenses are deducted) for the year and mine and [redacted] job levels were reduced last year (2003) by [redacted] to increase the department profit margin." I also said "something doesn't add up" [redacted] got mad at me for this statement and began a tyrannical campaign against me that made me decide to retire earlier than I had planned. This is documented in my August 15, 2005 concern on [redacted]

Pertinent items for a lawsuit on my behalf:

1. [redacted] committed fraud against me when he changed my 2003 Performance Review which was in my permanent file in our Human Resources (HR) department. I suspected he would do something like this and when I tried to see my HR file on August 12, 2004 I was denied access to my HR file by [redacted] This was when I was still an employee of the company and it was against company policy for me to not be able to see my HR file. I was unable to see my HR file until March 2005. Had my first Corporate Concern which I filed on [redacted] on August 15, 2005 been adequately and expeditiously investigated we would have found this fraud out much sooner than the March, 2005 date when [redacted] and I uncovered this fraud.
2. [redacted] caused me embarrassment and humiliation when he had the Security Guards bar me from the building (Inverness 42) on August 12, 2004 while I was still an employee of the company (I was on vacation that week and I did not retire until August 14, 2004). This incident was witnessed by numerous fellow employees as it was when the employees were returning from lunch. [redacted], [redacted], and [redacted] can verify this. Further I was denied access to the building until I was advised by [redacted] on December, 17, 2004 that I was now approved to enter this building. So from August 12, 2004 until December 17, 2004, I was unable to attend my Southern Investors monthly meetings (I founded this investment club which meets monthly every second Tuesday at lunch in the café conference room.) I had to tell some members of the club why I could not attend the September, October, November and December 2004 meetings which was embarrassing. I was also denied from attending the bi-monthly retiree meetings.
3. By retiring 2 ½ years early, my retirement pay of $47,000 per year is $40,000 less than my $87,000 per year pay was at that time and I also will not receive the $15,000 to $18,000 annual bonuses. So my total financial loss is over $137,500 plus any amounts that would have been due me for my 401 K matching and it also reduced my Social Security future payments.
4. [redacted] endangered my physical health with his actions and had no concern for my high blood pressure levels caused by his actions during the May 11, 2004 to August 14, 2004 time period. My blood pressure has continued to go up and my doctor, Harold Simon, in March, 2005 changed my prescription to hopefully resolve this.
5. [redacted] lied to me in August 2004 when he told me he had surveyed my clients and from

that survey he had determined I was not performing my job and thus gave me a "Did Not Meet Expectations" rating. This was an attempt by to deny me my bonus for my work in 2004. He then lied to the Southern Company investigator when he told her he did not say that to me. She had asked me not to mail my letter to my clients asking them if he surveyed them so she could call them first. She said she did not want my letter to influence what they might say to her. I wrote and rewrote my letter to my clients 3 times but I never did mail it. I was not advised until December 17, 2004 that my clients were never called by the investigator because told her he did not say that to me. I suffered 4 months of mental anguish thinking some of my clients may have thought I may not have done my job adequately for them. These are clients I have served for 18 ½ years. Concerns Program Administrator, advised me in March, 2005 that I would receive my 2004 bonus of $10,000 which was 61% of my yearly bonus because I only worked 61% of the year in 2004. advised me that I had met expectations for my job performance in 2004. I told that gave me a rating of "Did Not Expectations" and asked him about that. He said to me "Bob, you met expectations by you job performance in 2004 and you are getting your bonus of $10,000".
6. I continue to lose sleep and wake up in the middle of the night from night mares from the incidents with and the apparent lack of concern by the Southern Company management that I have contacted on this matter. chose not to respond to my April 27, 2004 letter to him and continues to manage the department and has even had his management responsibilities increased. I am also worried about 2 of my friends in the office that have both had heart by-pass surgeries because the stress of working for may endanger their health. One of them submitted a letter of resignation on March 21, 2005 because of the stress caused by but he returned to work the next day.

Pertinent items for lawsuit:

1. actions endangered her health such that she had a complete nervous breakdown.
2. She had to quit her job and is still seeking a permanent job.
3. She continues to be under stress due to actions against her.

If I should file a lawsuit against The Southern Company, can this affect the pension I am presently receiving from the company?

After you have reviewed this letter and enclosures, please call me at 822-4097 so we can discuss this further. Also, is there a time frame that we should be concerned about filing any legal actions.

Sincerely,



Robert H. Smith
1157 Countess Circle
Hoover, AL 35226
205-822-4097

6EH.

Chris -
lets discuss
EL

April 27, 2005

Mr. Christopher S. Miller
Vice President
Employee Relations
Associate General Counsel
Southern Company
270 Peachtree Street NW
Atlanta, Georgia 30303

Dear Mr. Miller,

I am disappointed that you have chosen not to respond to my April 15, 2005 letter. It will soon be 1 year since this situation with started and it continues to cause me mental and physical injury. Therefore, I have decided to file a lawsuit against The Southern Company and for the financial, physical and mental injuries caused to me by actions and the lack of appropriate response by The Southern Company to my requests to take actions to resolve this matter. Further I have asked if she wanted to be a participant in my lawsuit and she has agreed to be a participant.

continues to manage my former department and it is only a matter of time before someone else is injured by his abusive management tactics.

Please advise me to whom my lawyer should be in contact with on this matter.

Sincerely,



Robert H. Smith
1157 Countess Circle
Hoover, AL 35226
205-822-4097

cc with attachment:
David Ratcliffe
Ellen Lindemann
Kathleen King
Robert Holmes
Hugh Bryant

CM Rcvd
5-6-05

April 15, 2005

Mr. Christopher S. Miller
Vice President
Employee Relations
Associate General Counsil
Southern Company
270 Peachtree Street NW
Atlanta, Georgia 30303

Dear Mr. Miller,

Thank you for your letter of March 7, 2005, a copy of which is attached. I am also including it in the copies to those noted below.

I will address the 2 issues noted in your letter.

As to the first issue, denied me the right to see my Human Resources (HR) file on August 12, 2004 when I was still an employee. I did not retire until August 14, 2004. Mr. either knowingly or unknowingly was a participant in fraud against me in August 2004. This is because changed my 2003 Performance Report he wrote on me at the end of 2003 which was in my HR file. removed the page he had written and added a paragraph to a blank page. The original page wrote on me had all positive comments about my job performance in 2003 while the new paragraph he wrote was filled with negative comments. I filed my second Corporate Concern on on March 7, 2005 with Mr. of Southern Nuclear Operating Company. Mr. called me a few days later and said he had my HR file and I could come to his office and review it. I did and the two of us discovered that had changed my 2003 Performance Report in my HR file. On August 5, 2004, when I was packing items from my bookcase I discovered that my 2003 Performance Report was missing from my Blue Book. I sent an email advising him of this and asked him if I could get a copy of his. He never answered my email. Fortunately, I had made another copy for my wife and I was able to find this at my house. I had a copy of this in a manila envelope with me when Mr. and I reviewed my HR file.

As to the second issue, had the Southern Company Ethics Group fully and expeditiously investigated my first concern which I filed on August 15, 2004 on Mr. they would have found this fraud by Mr. and Mr. . Mr. lied to me about several issues I documented in my August 15, 2004 concern and he lied to the investigator and she chose to believe him and therefore did not interview all persons that should have been interviewed. She also did not actively and objectively pursue her investigation after her interview with Mr. Everything I wrote in my original 13 page concern is true. Mr. should have been fired but instead he continued to manage the department in his bullying, autocratic style such that his secretary, , had a complete nervous breakdown from his behavior toward her. This was in February 2005. She was under a doctor's care and was on FMLA until she left the company because she, like me, could not endure working for Mr. filed a concern on Mr.[redacted] with Mr.[redacted] Mr.[redacted] wrote a 2004 performance report on [redacted] that denied her the PPP bonus she should have gotten. Mr.[redacted] got that reversed and she was recently advised by Mr.[redacted] that she would get her bonus. I did not want to write you about her nervous breakdown caused by [redacted] until after she got her bonus. Ms. [redacted] is an excellent secretary and it is a shame someone with her skills had to quit the company because of Mr.[redacted] behavior.

I also recently learned that Mr. [redacted] who works for Mr.[redacted] had submitted a letter of resignation to Mr.[redacted] on March 21, 2004 because he could no longer endure the stress caused by Mr.[redacted] I was told that [redacted] left the office that day but Mr.[redacted] did not accept his letter of resignation and [redacted] returned to work the next day. [redacted] has 2 children in college at the present time. Several years ago [redacted] had open heart surgery and had 6 by-passes. I am concerned for [redacted] health under the stress of working for Mr.[redacted] I retired 2 ½ years earlier than I had planned because Mr.[redacted] behavior toward me was causing my high blood pressure to reach dangerous levels. This is documented in my August 15, 2004 concern on Mr. [redacted]

I was also recently advised that Mr.[redacted] may have been involved in a similar situation with a subordinate in 1998. If this is true he should never have been promoted to manger of our department in 2002.

I will be glad to provide you with any additional information you may desire on the issues I have noted above. My contact information is noted below.

I had a job I really enjoyed and was proud of our company but Mr.[redacted] behavior ruined all that for me. Mr. [redacted] is a Jekyl and Hyde type person. He can be very charming but he also has a mean, vindictive side to his personalty that comes out when he gets angry.

Please advise me what actions will be taken against Mr.[redacted] and Mr.[redacted] I would appreciate a prompt response as I would like some closure to this matter as quickly as possible.

Sincerely,



Robert H. Smith
1157 Countess Circle
Hoover, AL 35226
205-822-4097

cc with attachment:
David Ratcliffe
Ellen Lindemann
Kathleen King
Robert Holmes
Hugh Bryant

March 7, 2005

Hugh Bryant
Southern Nuclear Operating Company

Subject: Employee Corporate Concern

Dear Mr. Bryant,

On August 15, 2004 I submitted an Employee Corporate Concern on my former boss [redacted] to [redacted]. This was subsequently handled by [redacted] in the Southern Company Ethics Group under [redacted] at Alabama Power Company. Their investigation took over 4 months and resulted in what appears to me to be minimal effort and inadequate results. They only interviewed 2 of the 6 employees in my former office. This appears to be because [redacted] lied to the investigator in order to cover up lies to me. On December 17, 2004 [redacted] called me with the results of their investigation. I documented our conversation and mailed her a copy of the minutes. After [redacted] got a copy of my minutes, she suggested a few corrections which I made. She told me [redacted] was going to revise the Second Quarter 2004 Performance Report he wrote on me as he had volunteered to do when he went over it with me on August 4, 2004. She indicated that he would have them rewritten by the end of December and Southern Company Energy Solutions would use his revised performance report on me with the other performance reports to make a determination of bonuses by mid January 2005. During my August 4, 2004 meeting with [redacted], I told him he had not recognized any of the extra and positive things I did during that quarter such as the 2004 PIM Annual Report which I had never done before and my serving as meeting planner for the annual meeting and all the work I did to prepare for and conduct the NES, GE RMS and Westinghouse RMS meetings. I wanted [redacted] to make sure he did this to correct the grossly inaccurate Performance Report wrote on me which I took to be another attempt to force me to retire so he could hire the female engineer he told me he had offered my job to. It took [redacted] until February 23, 2005 to get the revised Performance Report to me and when I received it, it was not what [redacted] said he would write. Instead of adding the positive contributions I made during the second quarter 2004, [redacted] made up more lies to indicate he was having problems with my performance in the first quarter 2004 which is a complete fabrication. I never heard a negative word from [redacted] on my job performance until our June 11, 2004 meeting in which his boss had made him apologize to me for his blow up in his June 8, 2004 staff meeting. He spent a minute or so apologizing and then 15 minutes or so ripping me apart. All this is documented in my August 15, 2004 Concern. The 2 pages [redacted] hand wrote and attached to my Second Quarter 2004 Performance Report is all lies. He even uses a quote from me in my August 15, 2004 Concern on [redacted] from our June 11, 2004 meeting about "cutting me some slack because of my cancer surgery...." and says he made that statement to me in the first quarter 2004 which is a lie. In our first quarter 2004 "coaching session" from [redacted] he had no negative comments whatsoever about my job performance. The sheet he includes about a May 6, 2004 meeting with me is also a complete fabrication by him. On either that day or the next day I gave him a list of all the activities I had to do for the annual PIM meetings with estimates of times for those activities and when I planned to do them. These activities were extensive. When I gave them to [redacted] he thanked me for them and I believed then that he could see I did not have time to work on the energy upgrades for the 2 military bases until after the annual PIM meetings were over in June 2004. Also, he had told [redacted] and me in January 2004 that we would not be required to do any work on energy audits during our preparation for and conduct of the annual PIM Meetings. It was too important to jeopardize our support of our PIM clients. On May 10, 2004 [redacted] sent me an email ignoring my concern of all the work I had to do and told me to start working on the energy upgrade project when I had a few hours here and there from my PIM annual meetings preparation. He even told me [redacted] our department secretary, could prepare my catalog cases which is where I organize my presentation materials. The only way she could have done that was to make the presentations for me. After thinking about [redacted] behavior over that night, I decided I could no longer work for him because of his belligerent and harassing behavior toward me. It was also affecting my health.

I believe [redacted] got mad at me in his April 20, 2004 staff meeting and from that time on his behavior toward me became hostile, tyrannical and belligerent. In this staff meeting his boss, [redacted] asked me why I look confused. This was after a long discussion by [redacted], [redacted] and [redacted] when they were reviewing the actual versus the projected accounting figures. These showed that our department made $250,000 more in Gross Margin for the first quarter 2004 than projected and the Gross margin would be over $1 million more than projected for the year of 2004. I told [redacted] I looked confused because that last year (2003) [redacted] had lowered the job levels of [redacted] and myself to increase our profit margin and now we are going to make over $1 million more in profit than projected and that something doesn't add up. (Note: This is on a project that bills a little over $2.5 million to our PIM clients.) Apparently this embarrassed [redacted] and he decided to make my life miserable after this.

I further believe that [redacted] former boss must have let [redacted] read my August 15, 2004 Concern on [redacted] because he included something I documented in it in his "revised performance report" on me. However [redacted] moved it to an earlier date to justify his lies about me. Is this ethical for her to do that?

[redacted] now works for Southern Nuclear Operating Company and I am filing another concern of [redacted] and would like for the following issues to be resolved:

1. Did [redacted] had the authority to have Security ban me from Inverness Building 42 on August 12, 2004 when the Security Guard denied me access to the building after I tried to get in the building on that day? This was embarrassing and humiliating to me. Please check with [redacted] to determine his policy on this. I believe [redacted] did this to further harass me and to also keep me from getting access to our files to complete a concern on him which I told him I was thinking of filing. I was on vacation through August 14, 2004 and still an employee at the time of this incident. I did not retire until August 15, 2004.

2. Why did [redacted] deny me the right to review my Human Resources file on August 12, 2004? Also, I still want to review my file and cannot get a response from anyone in HR. My letter of February 10, 2005 to [redacted] V. P. Human Resources, has not been answered. This may even be against Federal Law.

3. has made up more lies and included them in a QUOTE "revised performance report for my second quarter 2004 performance". apparently lies pathologically because be obviously believes his own lies. He should be disciplined for his behavior. **He needs to be removed from any supervisory responsibility.** In order to justify his write-up and rating of "did not meet expectations" on me when he gave me the review on August 4, 2004, said he had surveyed my PIM clients and from his survey he had determined that I did not adequately do my job for the second quarter of 2004. I told about this comment shortly after that. Had the Ethics Group investigator ( ) interviewed she could have verified that I told that shortly after gave me my review. Instead she only interviewed , and . She should also have interviewed in the Birmingham office and in our Memphis office. told the investigator he did not tell me that he had surveyed my clients. So he lied to me and covered up his lie to me with a lie to the investigator. also told me another lie when he met with me on June 11, 2004 after he lost his temper with and me in his June 8, 2004 staff meeting and said he had surveyed my peers about the job I was doing. I know this to be a lie because I asked my peers, and and they said he had not surveyed them. also told me he had not surveyed him. told the investigator he did not tell me that he had surveyed my peers. Why I would I go to my peers and ask them if he did this if did not tell me this? Again, lied to the investigator to cover up a lie to me.

4. TVA who was Chairman of the PIM Program last fall told me verbally that he thought I had done the best job of anyone in our department for the second quarter of 2004. Please check with (work- home) and other clients of ours on my performance for that quarter and determine exactly what kind of job I did. I can give you their phone numbers. I actually did more work during that quarter than any other in my 18 ½ years on the PIM Program. If your investigation shows this to be true then I should receive my full bonus for the 7 ½ months I worked during 2004.

Attached are copies of the following:

1. My Jan-Dec 2004 Performance Plan and Summary from and revised by him in December 2004 or 2005

2. My February 10, 2004 letter to Human Resources, Southern Company Services

3. My December 17, 2004 Minutes of 12-17-2004 phone call to me

4. My August 15, 2004 Employee Corporate Concern on to

5. My September 30, 2004 letter to

6. My November 6, 2004 email to

7. My list of work activities to prepare for the June 16 through 18, 2004 EC, NES, GE RMS,

Westinghouse RMS and MC meetings

Does it not seem incredible that [redacted] would say I was a poor performer prior to the second quarter of 2004 and then want me to take over such an important job as the complete energy upgrade of 2 military bases (Ft. Stewart and Hunter Airfield, Georgia)?

[redacted] behavior to me has been that of a bully, a tyrant and one that is so self centered that he had no regard for me as an employee or human being for that matter. I am sure he will exhibit this type of behavior to other employees that he gets mad at in the future. He has no business managing or supervising people.

I would appreciate it if you would expedite the investigation of this concern. I have been worrying about this for too long and it continues to affect my health. My doctor recently put me on stronger blood pressure medication because the upper number is somewhat elevated. I told [redacted] last May that I could not overload myself with an additional projects at my busiest time of the year because of my blood pressure problem. He ignored my concerns and even told me "that's a convenient excuse" when he blew up in his June 8, 2004 staff meeting when my blood pressure went to 214.

If you need copies of any of the attachments to my August 15, 2004 concern, please let me know and I will make copies for you. I will also verbally address [redacted] comments on my previous boss, [redacted] when someone from your office meets with me.

I had planned to work until March 21, 2007 which would have given me 40 years with The Southern Company and put me at my maximum Social Security age for retirement because I really loved my job. However, when [redacted] got mad at me and made me the target of his bullying, hostile and harassing behavior my health became a concern because my blood pressure was spiking too high and could have cause me to have a stroke. So I had to retire rather than continue working for [redacted]

Sincerely,

Robert H/ Smith
1157 Countess Circle
Hoover, AL 35226   205-822-4097

December 17, 2004

Subject: Minutes of [redacted] 12-17-04 Phone Call *(Revised per 1-10-05 conversation with [redacted] Revisions are in italics.)*

At 2:15 pm on Friday, December 17, 2004 [redacted] called me at my home to give me the results of The Southern Company Workplace Ethics Group's (herein referred to as Ethics Group) investigation of my August 15, 2004 Employee Corporate Concern I filed on my former boss [redacted] [redacted] said she would go over each item I had requested in my September 30, 2004 memo to [redacted] (a copy of this memo is attached). I asked [redacted] if she was going to send me a written confirmation of these results. [redacted] said it was their policy to only give them verbally and not in writing. I told [redacted] that I would make notes to document her comments to me.

Item 1. [redacted] said I now had all rights as a retiree which included access to the Inverness 40 , 42, and 44 buildings *([redacted] said Building 40 which is Southern Nuclear is not included).* (Note: This is 4 months after my August 14, 2004 retirement date)

Item 2. [redacted] said I did have the right to review my file in Human Resources (HR). I asked [redacted] why [redacted] denied me access to my HR files when I met with him on August 12, 2004. [redacted] said [redacted] told them (Ethics Group) that he denied me access because I was upset when I met with him and that he wanted me to have a cooling off period. *([redacted] said [redacted] directed this and not [redacted] So [redacted] went against company policy by not allowing me to read my HR files.)* (Note: When I met with [redacted] it was after I had come to the Inverness 42 building for our meeting and had been denied access to the building by the Security Guard who told me [redacted] had directed that I not have access to the Inverness Buildings and I had been humiliated and embarrassed by the incident which took place in front of numerous people I knew and worked with. I was on vacation that week and did not officially retire until Saturday, August 14, 2004). [redacted] said [redacted] directed this after my final face to face meeting with him on Thursday, August 5, 2004. I told [redacted] that it was [redacted] who lost his temper and not me when we met that day and that [redacted] got mad and stormed out of my office. I told her [redacted] was really the one who needed a cooling off period and not me.

Item 3 and 4. [redacted] said she wanted to cover these items together. [redacted] said [redacted] told them (Ethics Group) he did not survey the PIM Steering Committee members and that [redacted] told them (Ethics Group) he did not tell me he surveyed them in our August 4, 2004 meeting to go over [redacted] performance review of my April-June 2004 quarter's work. I told [redacted] that I was a Christian and that I am telling you the truth that [redacted] said that to me. [redacted] said, " I have surveyed the PIM Steering Committee members and based on feedback from them I have determined that you did not adequately do you job to meet our client's needs for this quarter". To assure I am telling the truth, I will take an oath on the Bible and/or take a lie detector test if it becomes necessary to do so. That was [redacted] basis for giving me a "did not meet expectations" rating for that quarter. I told [redacted] that as [redacted] had requested I had withheld mailing my letter to the PIM Steering Committee members to see if [redacted] did survey them so they (Ethics Group) could contact them first. [redacted] said that they (Ethics Group) did not contact the PIM Steering Committee members because [redacted] told them (Ethics Group) he did not survey them. I told [redacted] that [redacted] has now covered up a lie to me with a lie to them

(Ethics Group). I told [redacted] that I may still send a letter to my PIM clients. This is because I have worked with many of them for a number of years during my 18 ½ years on the PIM Program and I do not trust what [redacted] might say to them and or how he will rewrite my 2nd quarter performance review which affects the PPP bonus I will get for my work this year. The Chairman of the PIM Steering Committee, [redacted] of Tennessee Valley Authority, told me recently that [redacted] had not contacted him about my job performance but that if [redacted] had asked him he would have told him I was doing the best job of anyone in our department. If I should need to take further action against [redacted] I may need to get feedback from our PIM clients.

Item 6. [redacted] said she wanted to cover this item before talking about item 5. [redacted] said [redacted] had advised them (Ethics Group) that he would rewrite his April-June 2004 review of my performance for that quarter to be inclusive of everything I did during that 3 month's period to include all the positive contributions I made. [redacted] did not tell me what rating [redacted] will give me for that quarter and I forgot to ask.

Item 5. [redacted] said Southern Company Energy Solutions would take [redacted] revised second quarter 2004 performance review of me and they would rank the employees in our department by mid January 2005 to determine our bonus amounts for 2004. I told [redacted] that there are no rankings to determine PPP bonus amounts. You either get your full PPP bonus or not depending on whether you met job expectations or not. (This is my understanding of Southern Company policy). [redacted] said she had reviewed my past performance reviews and there were no negative reviews and that [redacted] last year's performance review on me said I had met expectations. I told [redacted] that I had done more work in the second quarter 2004 than any other in my 18 ½ years on the PIM Program. (Not only did I have responsibility for the annual PIM NES, GE RMS and Westinghouse RMS meetings and worked with [redacted] on the procurement related EC meetings, I had the additional responsibilities of preparing the 2004 Annual PIM Report and served as meeting planner with the hotel and restaurants for this meeting). I told [redacted] "does it not seem odd that [redacted] says I was a poor performer for that quarter and he still wanted me to manage such an important job as a complete energy upgrade for 2 military bases(Ft Stewart, GA and Hunter Airfield, GA) in addition to my PIM responsibilities". I told [redacted] that I believe [redacted] actions (his behavior and his second quarter performance review on me) were in retaliation for my making [redacted] abide by his original agreement that he would not require me or [redacted] to work on energy projects during our preparation for and conduct of our annual PIM meetings. I also told [redacted] that during this time [redacted] had no concern for my high blood pressure health problem.

Item 7. [redacted] told them (Ethic's Group) that he had not surveyed my peers ([redacted] and [redacted]) but he talked to my peers throughout the year. I told [redacted] that is not what [redacted] told me and that I had talked to [redacted] and also [redacted] who had all told me [redacted] had not surveyed them and they had not told [redacted] I was not doing my job. Again, [redacted] exact words to me were that he had surveyed my peers.... It appears [redacted] is again covering up a lie to me with a lie to you (Ethics Group).

Item 8. [redacted] said that based on the people they (Ethic's Group) had interviewed, none remembered [redacted] saying in a March 2004 staff meeting that he did not have HR benchmark our jobs in 2003. I asked [redacted] who said that because after that staff meeting I had discussed this with 2 people in the department and we all said we could not believe [redacted] said that in the staff meeting. I also told [redacted] that several in the department had told me that they were afraid that [redacted] would retaliate against them if they went on record against [redacted] and this may explain why she got conflicting statements. (Note: I believe only 2 of the

5 in the department that I suggested be interviewed were interviewed which may also explain why there is no confirmation of [redacted] statement.). I gave [redacted] the names of the 2 I talked to after that March 2004 staff meeting but I have omitted their names here. [redacted] said she could not tell me who said what but that they (Ethics Group) got conflicting statements over what [redacted] said in that staff meeting. [redacted] did say they (Ethic's Group) had talked to HR and HR told them they had benchmarked our jobs in 2003. I told [redacted] that when [redacted] told me in early 2003 that HR's bench marking was the basis for lowering my job level in 2003 to a Level 6, I told [redacted] there were no jobs like mine outside our company for HR to benchmark my job against. *(Note: In November 2004 on a Sunday night, [redacted] called me to discuss my Concern on [redacted]. [redacted] told me he had been interviewed by [redacted]. During my conversation with [redacted] he told me [redacted] had advised him he had lowered our job levels to increase his profit margin which is not what he told me. If the financial projections that were discussed in the April 2004 staff meeting were accurate the department would have made an additional $1 Million in gross margin for 2004.)*

Item 9. [redacted] said [redacted] would not give me a written apology for the unprofessional way he treated me this year but that he was willing to meet with me on this matter. I told [redacted] that I did not want to meet with [redacted].

Item 10. The department is going under Southern Nuclear Operating Company in 2005.

Christopher S. Miller
Vice President
Employee Relations
Associate General Counsel

270 Peachtree Street NW
Atlanta, Georgia 30303

Tel: 404.506.0865
Fax: 404.506.0518


SOUTHERN COMPANY

Energy to Serve Your World®

March 7, 2005

Mr. Robert H. Smith
1157 Countess Circle
Hoover, AL 35226

Dear Mr. Smith:

I am in receipt of your February 10, 2005 letter to David Ratcliffe. In your letter, you essentially raised two issues: your disappointment with a concerns investigation and your inability to review your personnel file. As to the concerns matter, I understand you have also written Mr. Robert Holmes, who is responsible for that process in Alabama. If Mr. Holmes believes there is any reason to follow-up with you, I am sure he will be in contact.

As to the file issue, it is Company practice to not allow non-employees, including retirees, the opportunity to review their personnel file. For current employees, the Company does permit the file to be reviewed in the presence of a Company representative, but does not allow the employee to remove or photocopy any documentation from the file.

In this instance, it appears there may have been some confusion over the nature of your request and the timing relative to your termination date. In any event, we would be glad to resolve the matter by allowing you to sit with a Company representative and review your personnel file's content, although no removal or photocopy will be allowed.

If you are interested in such a review, please contact George Marling at (205) 992-6234.

Sincerely,

cc: George Marling

bcc: Ellen Lindemann
Robert Holmes
Stacy Kilcoyne

Southern Nuclear
Operating Company, Inc.
Post Office Box 1295
Birmingham, Alabama 35201-1295

Tel 205.992.5000


SOUTHERN
COMPANY
Energy to Serve Your World

March 25, 2005

Mr. Robert H. Smith
1157 Countess Circle
Hoover, Alabama 35226

RE: Concern 05011C

Dear Bob:

Thank you for raising issues in your letter of March 7, 2004 regarding what you consider to be unfair actions and inappropriate treatment by your manager. You specifically requested resolution of issues related to building access, the opportunity to review your personnel file, your 2004 Performance Pay Plan (PPP) award and your manager's performance and behavior.

As you know, you now have full retiree level access to Southern Company buildings in the Inverness complex. Please accept our sincere apologies for any inconvenience or embarrassment you may have felt at the time you were denied access to Building 42 in August 2004.

You reviewed your personnel file in the concerns program office on March 10, 2005. It remains unclear why you were not allowed to review your file earlier but please accept our apologies for any inconvenience to you in this instance.

You have confirmed that you have now received your 2004 PPP award. As we discussed, you received the full award available to you as prorated for the 7 + months that you were employed prior to your retirement in August 2004. Receipt of the award acknowledges that you "fully met" performance expectations.

The issues you presented regarding your former manager are acknowledged and will be fully addressed as appropriate by Southern Nuclear management. As you may be aware, it is our practice to keep personnel actions confidential.

Again, thank you for contacting the concerns program. If you have any questions about this response, please feel free to contact me at 205-992-5941. I'll be happy to talk with you. To help ensure that the SNC concerns program remains effective and responsive, will you please provide your feedback by completing the enclosed form and returning it to me at your earliest opportunity? A pre-addressed envelope is enclosed for your use.

In summary, your long and dedicated years of service to Southern Company are acknowledged and greatly appreciated. Best wishes to you for a very successful, healthy and enjoyable retirement.

Sincerely,

Hugh

Hugh Bryant
Concerns Program Administrator

Enclosures:
1. Acknowledgement Form
2. Pre-addressed Envelope

February 10, 2005

To: Ellen N. Lindemann
Sr. V. P. Human Resources
Southern Company Services
270 Peachtree Street
Bin 927 21st Floor

Dear Ms. Lindemann,

On August 14, 2004 I retired from Southern Company after 37 ½ years. On August 15, 2004 I filed a Corporate Concern on my former boss, I elected to retire 2 ½ years earlier than I had planned due to his conduct as a manager which was beginning to affect my health. One of the issues in my concern involved one of your employees, On August 12, 2004 I met with and asked to see my file in Human Resources. refused to let me see my file. My Concern was handled by of the Southern Company Ethics Group. has advised me that was wrong in not allowing me to see my HR file. However, could not tell me why did not let me see my file. On February 7, 2005, I called who I was told is boss, and left a voice mail message for her to call me at 205-822-4097. has not returned my phone call. Her voice mail said she was on the phone when I left my message. I do not know if not returning my phone call is an oversight or not. Sadly though that has been the pattern throughout the investigation. It has been almost 6 months since I filed my concern and some issues are still not resolved.

There are two things you can do for me. One, please advise me the reason why would not allow me to see my file on August 12, 2004 which was against company policy? Two, I would still like to see my HR file.

I am copying Robert Holmes and David Ratcliffe with this letter so they will know I am disappointed with the conduct of the investigation of my concern. The investigation of the concern was not what I had expected. It was not very thorough nor was it objective and it has taken a very long time. Only 2 of the 5 people in my office other than my boss were interviewed and none of my outside clients were interviewed. Everything I put in my 12 page concern is true but apparently when the investigator interviewed my boss he gave a different story which the investigator believed. Had the investigator interviewed the other people she would have known the truth. Several people have advised me that I should hire a lawyer to represent me which I had hoped not to do. However, if that is what I have to do to get justice I will do it.



Robert H. Smith
1157 Countess Circle
Hoover, AL 35226 205-822-4097

cc: Robert Holmes and David Ratcliffe

CHRIS

✓ Ed
Ellen

August 15, 2004

Subject: Employee Corporate Concern

To; John Meier
Southern Nuclear Operating Company
Inverness 40, BIN 022

Dear John,

Per our telephone conversation of August 12, I am filing an Employee Corporate Concern on my former boss Mr. [redacted] (herein after referred to as [redacted]). I am sending it to you rather than to Southern Company Energy Solutions which is the organization our department was moved to the first of this year. I am sending it to you because you know me and also because Energy Solutions has been directed to exit their business lines by the new Southern Company CEO and the Management Council.

I was forced to retire early because of [redacted] hostile and harassing treatment of me. I was not sure if I was going to file this concern until I went to the office after lunch on Thursday, August 12, 2004 and was treated like a common criminal by the guard. I was on vacation all this week (August 9-13, 2003) and was to retire on August 14, 2004. The security guard refused to let me into Inverness Building 42. I told her this was my first day using a retiree's badge and asked if this was the way all retiree's were treated. (Note: When I had this badge made I was told that I would have free access to Buildings 42 and 44). I asked the guard if I needed an escort to call [redacted] our department secretary and she could escort me. I chose this day to come to the office because I had been advised [redacted] would be out of town and I did not want him to see me, have him get mad and create another incident. The guard called [redacted] and also [redacted] in Human Resources (HR). When [redacted] and [redacted] came to the guard's desk she still would not let me in the building. People were coming into the building, returning from work after lunch and this was embarrassing and humiliating to me. [redacted] came in and passed by me, along with other people. I was there to pick up some personal things, fax some papers to my insurance company to an 800 number, copy some papers and to see [redacted] in Human Resources to get a copy of my 2003 Performance Review. The copy I kept in my Blue Book in my office bookcase was missing. When [redacted] came to the guard's desk the guard would still not let me in the building. I asked [redacted] if this was the way all retiree's were treated. [redacted] said he did not know what was going on. The guard said [redacted] had directed this and the guard called her boss who told her to let me go to [redacted] office. While [redacted] and I were talking in his office he got a call in which I think he was told not to let me go any where in building and to escort me back to the guard's desk. [redacted] said I could not get a copy of my 2003 Performance Review and then I asked if I could read it because [redacted] had told the department staff earlier this year that although we were under Energy Solutions our personnel files were being kept in Birmingham and we could review them at any time. [redacted] said I could not read my file. I have since located a copy of my 2003 Performance Review at my house that I made for my wife and it is enclosed (see item 2). I asked [redacted] who the Southern Company Services Concerns officer was and he told me he did not know. [redacted] escorted me back to the guard's desk and I went by your building and asked the guard to see you but your secretary said you were tied up on a conference call. I can assure you I have never threatened [redacted] in any way or anyone else for that matter in my 37 years with The Southern Company. [redacted] and I had been friends for over 16 years when he became our department manager on September 1, 2002. I had even written a letter to Southern Company Services executive management recommending [redacted] get the position when they were searching for someone to replace [redacted].

In the last face to face meeting I had with [redacted] on August 5 I did tell him he had some serious character flaws that I had only discovered after working for him almost 2 years. It made him so mad he stormed out of my office. I will cover this meeting later in this letter. To be treated the way [redacted] has treated me after working for The Southern Company for 37 years 5 months is disgraceful.

Enclosed are copies of the following documents which are a part of this concern:

1. My 2002 Performance Summary (final) which I signed on February 7, 2003
2. My 2003 Performance Plan (final) which I signed on February 5, 2004
3. My 2004 Midyear Performance Plan & Summary which [redacted] presented to me on August 4, 2004. I did not sign this because it is grossly inaccurate
4. Performance Improvement Plan- 90 Day Plan which [redacted] presented to me on August 4, 2004
5. My August 15, 204 letter to the Pooled Inventory Management (PIM) Steering Committee (SC) members which I have not yet mailed
6. My June 8, 2004 Corporate Concern Letter to [redacted] which I decided not to send
7. June 17, 2004 General Electric (GE) Reactor Management Subcommittee (RMS) meeting minutes
8. June 17, 2004 Westinghouse RMS meeting minutes
9. June 17, 2004 PIM Non-emergency Equipment Subcommittee (NES) meeting minutes
10. June 17, 2004 Reactor Coolant Pump (RCP) Equipment Committee (EC) meeting minutes
11. June 17, 2004 Power Excore Detector EC meeting minutes
12. June 17, 2004 RCIC Pump EC meeting minutes
13. June 17, 2004 RCIC Turbine EC meeting minutes
14. 2004 PIM Program Report
15. Financial statement for my department (PIM & Engineering Services) through March 31, 2004 which is titled Southern Company Energy Solutions E & CS External Projects (this was handed out and discussed in [redacted] April 20, 2004 staff meeting)
16. Emails between [redacted] starting on May 3, 2004 through May 5, 2005 with attached Preliminary Energy Analysis by Southern Company of Hunter Army Airfield and Fort Stewart, Georgia
17. [redacted] Work Activities to Prepare for the June 16 through 18, 2004 EC, NES, GE RMS, Westinghouse RMS, and MC meetings with my May 7, 2004 email transmitting them to [redacted] and [redacted] May 10, 2004 email to me

18. My August 2, 2004 memo to [redacted] requesting to delay my retirement
19. Southern Company to Exit Centralized Energy Services Activities announcement

I was forced to retire early rather than to continue working in the hostile, harassing and bullying environment created by [redacted]. I could not endure the pressure and stress caused by [redacted] behavior. I reminded [redacted] on several occasions that I was under medication for high blood pressure and he had no concern for this. I had told him of my health problem initially on a business trip we took together to Plant Hammond in October 2002. While I am normally a calm person my doctor, Harold Simon, discovered that my blood pressure was high during a physical about 4 years ago and high blood pressure also runs in my family. Dr Simon sent me to a cardiologist, Dr Robert Brock and he had me take a stress test. During the test I had an abnormally high spike in my blood pressure. I had additional tests to determine why this happened but they were unable to determine the cause. Dr Brock put me on blood pressure medication at that time. Dr Simon told me these abnormal spikes are what kill people such as myself who are in good physical.

When the problems with [redacted] began in May of this year I went to Dr. Simon and discussed it with him. He gave me a second (different type) medication to take in addition to my regular daily medication if I had any more incidents with [redacted] that caused my blood pressure to go over 150/88 and a schedule of how to take them. Dr. Simon and I discussed [redacted] treatment of me and agreed that if it continued I should retire rather than continue working.

Until May of this year I had never had a problem with [redacted]. He had lost his temper on 2 occasions prior to this with [redacted] These were during his staff meetings and I was present on both occasions. I believe [redacted] initially got mad at me in his April 20, 2004 staff meeting and had it in for me after this. His boss, [redacted] of Energy Solutions, attended this meeting and sat across the table from me. During the staff meeting [redacted] passed out the actual versus projected financial statement for the first quarter 2004 and the rest of the year (see item 15) . [redacted], [redacted] and [redacted] spent 20 to 30 minutes discussing the financial statement and most of this discussion was over the actual first quarter's Gross Margin (Profit before Tax) being $250,000 more than the first quarter's projection of $91,425. They said it looked like this trend would continue and the department would be $1 million over the projected Gross Margin for the year. The total projected revenue for the year was estimated to be $2.6 million. After this long discussion [redacted] looked directly at me and said "Bob, you look confused what are you thinking". I told her, "If I look confused it is because last year [redacted] lowered mine and [redacted] job levels for what I assume was to help our profit situation which will cost [redacted] and me over $20,000 each per year and we are talking about being $1 million dollars over in profit for the year. Something doesn't add up here". What was also in my mind was that a few staff meetings prior to this one [redacted] had blurted out that HR (Human Resources) did not benchmark our jobs last year after all. He had told [redacted] and me in January 2003 that our job levels were being lowered from Level 7 to Level 6 because he had HR benchmark our jobs with similar jobs in the industry and our jobs did not warrant Level 7. My statement to him at that time was that there were no jobs outside our company similar to mine and I had been a Level 7 in this job for over 17 years. So by admitting that he did not have HR benchmark our jobs in the previous staff meeting [redacted] admitted that he lied to [redacted] and me in January 2003. He also lowered [redacted] level from an 8 to a 7. I have not told [redacted] that [redacted] lied to [redacted] and me about the reason he gave us for lowering our levels. I believe [redacted] got mad at me after the statement I made to the question [redacted] posed to me which I answered immediately and honestly. The April 20 staff meeting was the first time I had mentioned the lowering of my job level since it was done in January 2003 and only then because [redacted] caught me off guard with the question of what was I thinking. I believe this is what triggered [redacted] anger toward me and he was determined to run me off which he eventually did.

The emails on the energy program for Hunter Army Airfield and Ft Stewart, Georgia (see item 16) began on May 3rd when [redacted] sent me an email asking me to review the energy analysis for the 2 military bases and see if I was interested in getting involved in that activity. My response was that I did not have time until after the annual PIM meetings on June 16-18, 2004 were over. [redacted] continued to send emails to me which eventually became hostile and he threatened me with this statement " I do not want your non-acceptance of new work assignments to become a performance issue" in his May 5, 2004 email to me. I never did say I would not do this work. I just told him I would be too busy preparing for the annual PIM meetings on June 16-18, 2004 in Philadelphia and that he had agreed with [redacted] and me earlier this year that our preparation for the annual PIM meetings was paramount to the success of the PIM program and neither [redacted] or I would do any Energy Solutions energy work until after the June 16-18, 2004 PIM meetings. I also told him in January 2004 that I would prefer not to do any energy work in Georgia but it would be fine with me to do them in and around Birmingham. He indicated no problem with this at that time. He later told [redacted] and me to put on our schedule to attend a training course for the energy audit work. We eventually scheduled ourselves attendance of a training course in September and [redacted] later said we may have go on an audit or 2 in July and August as observers before going to the September training course. When he asked me on May 5 in an email to give him a detailed schedule of the PIM work activities that I would be performing for the months of May, June, and July and give him a weekly breakdown by task and number of hours for each task I did so (see item 17). It would have been nice if he had come and discussed all of this with me instead of continuing to communicate via email. He thanked me in an email for preparing the task list which I believe was on Friday, May 7, 2004. I thought he could easily see I had too much work to do to prepare for the annual PIM meetings to take on the energy program for the military bases until after the PIM meetings. Then on Monday May 10, 2004 he sent me another email in which he ignored all my comments to him about not wanting the additional stress of starting work on such a large project while preparing for the annual PIM meetings in June. He said he had picked out a few hours here and there each week leading up to the June 16-18, 2004 PIM meeting that I could work on the energy project. He had told me verbally that I was charging a few hours each week to overhead that I could work on the energy project. I told him those few hours were for attending his staff meetings, reading administrative emails each week, and other Southern Company related emails and mail outs. In his May 10 email to me he said he was contacting [redacted] at Energy Solutions to tell him that I would begin working on the Ft Stewart and Hunter Airfield project. I had told him several times that preparing for the PIM meetings plus the preparation of the 2004 PIM Program Report (see item 18) and serving as meeting planner with the hotel and restaurants was a lot more work than he realized and it put me under a lot of pressure and stress. I told him I did not want to jeopardize the preparation for the PIM meetings. I also told him I did not need the additional pressure of working on Ft. Stewart and Hunter Airfield program until after the annual PIM meetings were over and I reminded him he had told ▬ and I that we would not have to do any Energy audit work until after the PIM meetings. ▬ has trouble listening and working with his employees in a spirit of teamwork. He is autocratic which may be fine for some jobs but it creates an unpleasant place to work as a team especially since the success of the PIM program is dependent on our working together to support our 25 utility clients in the best manner we can. I have been the primary contact with our clients for most of my years working on PIM and I will be happy to give you a list of them to contact if you wish to determine how I have supported them. I also suggest you talk to the other senior staff members in our department to verify ▬ behavior these last few months. These are: ▬ and ▬.

On May 11, 2004 I decided I could no longer work for ▬ because the hostile treatment was causing me so much stress that my blood pressure was swinging to very high levels. I also did not like the way he was managing the department and creating stress for all of us. Four of the other six department members have made comments to me that indicate that they would like to leave but need their jobs. I decided I could no longer work in that environment. I sent him an email early on the morning of May 11 and told him I would retire rather than continue working under the pressure and stress he was causing me. I told him I would leave the office on May 26 and take my unused vacation through the end of June 2004 and retire after that. Later that morning I learned he was traveling with ▬ to Memphis that day. So I called him on his cell phone and told him what was in my email. ▬ asked me to not do anything until he returned the next day. Three days went by and ▬ did not bother to talk to me, so I called the Employee Service Center and advised them to start the retirement process and make my retirement date June 30, 2004. Then I told ▬ I had waited 3 days and could wait no longer and I had started the process to retire. ▬ said he was waiting on me to come to him. A couple days later, I told ▬ I would do what I could to prepare the NES, GE RMS and Westinghouse RMS slides so ▬ would not be stuck with all this work. ▬ told me if I was going to do that why didn't I go to the June 16-18, 2004 meetings and say goodby to all my PIM clients I had worked with for the last 18 ½ years. I asked to think about it over night. I talked to my wife about it that night and told ▬ I had a short memory and could forget our differences and that I would go to the meetings and facilitate my meetings (NES, GE RMS and Westinghouse RMS). ▬ and I worked on the Equipment Committee (EC) meetings together. ▬ volunteered to do the bulk of the preparation work for these EC meetings since most of the actions were procurement related and help me since I had so much work to do. ▬ serves as Project Buyer in addition to his QA duties. We did not discuss this with ▬ because we did not know how he would react and we just wanted to get it done in the most efficient manner possible (see items 10 through 13 which are the EC meeting minutes that ▬ and I prepared). If you read the NES, GE RMS and Westinghouse RMS meeting minutes you will see how much effort I made in preparing for these meetings as well as facilitating them and writing the minutes. Copies of the Power Point slides I prepared for the meetings are attached to each of the minutes. Prior to the meetings I also had to survey the members to develop a slate of new officers for each subcommittee as well as contact all the clients that were not coming to obtain proxy votes from them.

Also, during the months of May and early June I had the additional responsibility to prepare the 2004 PIM Program Report (see item 14). This was my first time to do this. had always done it in past years before terminated her from our department in 2003. I had to make assignments for the articles to be written, pictures to be included, write some articles myself, collect all the articles, edit the articles, have and other department members review and comment on all articles, incorporate comments, work with the illustrator and printer to get it published. All this was done and completed 1 week ahead of schedule. Also, during May and early June I had another additional responsibility to work with the Philadelphia Marriott Hotel to make sure our meetings were properly prepared for and to make hotel catering arrangements, and restaurant reservations. did this for last year's annual PIM meetings in Phoenix.

On June 8, 2004 started his staff meeting with another temper tantrum and ranted that and I had not met his expectations because he wanted to review the QA slides and the NES slides when he returned from Atlanta on the previous Friday. was on vacation all the previous week and said he did not know was going to be on vacation. said it was on the department schedule. I told him all my revised NES, GE RMS and Westinghouse RMS Power Point slides were in the computer that Friday afternoon. I also told him none of us knew who was to do the department secretary's typing that week because she was on vacation and did not hire a temp to do her work nor did he advise us how to get typing done in absence. I do not know how to do Power Point slides and depended on our secretary to type them after I wrote them which she did but the revisions had to be made. is very proficient and could have easily made the revisions when she returned to work on June 7 in time for our department dry run meeting on June 10. On the previous Thursday, June 3, found my marked up GE RMS and Westinghouse RMS slides in chair and brought them to me and said accounting part time worker, knew Power Point and could revise them. So I gave the GE and Westinghouse RMS slides to to revise. She did such a good job, I also gave her the NES slides which were voluminous. I had been holding them to discuss the revisions with because they needed some explanation. did all of them and they were complete and in the computer Friday, June 4 when returned from Atlanta. He just did not find them. had not told or me that he wanted to review them after he returned to the office the afternoon of June 4. continue to rant and rave in the June 8 staff meeting at and me about not meeting his expectations. At this point excused the other staff members and tried to mediate between , and me. I told we were not accomplishing anything and asked if I could leave to check my blood pressure and if it was too high I might need to go home and lay down. said "ok, that's a convenient excuse". I took my blood pressure and it was 214/98. So I began taking the other medication my doctor gave me. I called my wife and she asked me to come home and lay down. I told her I would not do that after said "that's a convenient excuse". Note: this is documented in more detail in my Corporate Concern letter dated June 8, 2004 which I chose not to send (see item 6). After writing it, I decided to just do my work and retire after the annual PIM meetings.

After I had decided to retire, made plans for a department luncheon on June 24, 2004 for me to celebrate my retirement. After blow up on June 8 I sent an email and asked her to cancel the retirement luncheon because I could not celebrate my retirement with . I copied with this email. On Friday, June 11, called me into his office and closed the door. He said he had talked to and she said he should have slept on it before reacting the way he did in his June 8 staff meeting and he should apologize. He told me he wasn't just me he was mad at me, he was also mad at . He apologized to me in one minute and spent the next 15 minutes insulting me to justify what he did. One statement he made, I will never forget, is "I cut you some slack last year because of your illness". On July 31, 2003 I had prostate cancer surgery and chose to have it done laproscopically rather than the usual surgery because I would only miss 2 weeks work rather than 5 to 6 weeks. Laproscopical prostate cancer surgery was fairly new in Birmingham at that time. The staff meeting of June 8 and this meeting in his office on June 11 are the only times has mentioned to me that he was not more than satisfied with my work (see my 2002 and 2003 Performance Summary and Plans- items 1 and 2 which will verify this). During the 15 minutes when was insulting me he told me he had surveyed my peers and they told him I was not doing my job. I only have 2 peers (and who are both Level 6's like me) and both later told me had not surveyed them. This was just another time got heated and blurted out something which in this case was another lie. went on to say he wished I would reconsider and have the retirement luncheon. I told I could put our differences in the past and have the luncheon. This was my attempt to appease and resolve this issue. I was definitely not happy with his insulting remarks. After our meeting I learned that his boss, had been invited to my retirement luncheon and was planning to come. This was probably the real reason I got an apology from .

I went to the annual PIM meetings in Philadelphia and facilitated my NES meeting on June 16 (see item 9), facilitated the June 17 GE RMS meeting (see item 7), facilitated the June 17 Westinghouse RMS meeting (see item 8) and assisted with the four June 17 EC meetings (see items 10-13). I also attended and made a brief presentation at the June 18 Management Committee meeting. During the June 17 dinner with all our utility clients, of Westinghouse made a toast to me and talked about all my years of professional service to PIM and presented me with some gifts. I stood up and thanked and made a short talk about how I had enjoyed working with all of my clients. It would have been nice if I had gotten something similar from .

I came back from the annual PIM meetings and wrote the minutes of the NES, GE RMS, and Westinghouse RMS meetings (see items 7-9). I also wrote the first part of the four EC meeting minutes (see items 10-13) and finished them after I went on vacation. I was scheduled to be on vacation for the whole month of July and work August 2nd before retiring.

On July 28, [redacted] called me at home and said [redacted] would like for me to come to a department meeting at 3:00 pm that afternoon. So I did and we were all told at this meeting that the new Southern Company CEO and the Management Council had advised Energy Solutions that they were to exit all their centralized energy business lines (see item 19). [redacted] said he was not sure how PIM would be affected by this because our contract required us to give our clients 3 years notice if we did not want to not manage the PIM program any longer. That does not mean our clients have to take 3 years to replace us. I understood, either from this meeting or discussions afterwards, that we should have some indication of PIM's future in about 3 weeks. [redacted] also said some Energy Solutions' personnel would get transition packages but probably no one in PIM would get them. After thinking about this overnight I called [redacted] and left him a voice mail that I would move my retirement date from August 2nd to August 31 because you can move it within the month without submitting any more paperwork. I told him I would come to work after a contractor did some work on my house that morning. I went to the office and asked [redacted] if he got my voice mail and he said he did. He told me then that there was a teleconference scheduled for August 5 and [redacted] would be on the teleconference call with Energy Solutions and other system executives. He said we might know more about PIM's future after this conference call. While there is probably not much chance the PIM employees will get transition packages in the future there is that possibility and I did not want to retire and not be compensated for my 18 ½ years on the PIM Project. Also I was willing to stay on and help in the transition process to a new company. When our department was preparing to move into Energy Solutions in the fall of 2003 I had responsibility for one of the transition teams. Also, financially I was not prepared to retire at this time. I put the hostile and harassing treatment of me by [redacted] out of my mind. Later that day [redacted] told me he had talked to [redacted] at Energy Solutions and he learned that PIM would probably be excluded from any transition packages and I could go ahead and retire if that was the reason I was delaying my retirement. I told [redacted] I would still like to stay and see how it played out. I also told him I was willing to help train my replacement. This was in [redacted] office. Later that afternoon [redacted] came to my office asked me to send him an email with my request to delay my retirement. I told him my computer was locked up and I would when it was unlocked. The next morning, Friday, July 30 [redacted] came in my office and I told him my computer was still locked up. He said he would get it unlocked. It stayed locked up all that day. When I came to work on Monday, August 2 which was supposed to be my last day to work it was still locked up and I told [redacted] this. He said it was due to a mistake by Energy Solutions SHIPS people. [redacted] asked me to handwrite my request to delay my retirement. I handwrote it and had [redacted] type it (see item 18). After [redacted] read it he came in my office and said "the way I read this you want to stay until your original target retirement date of March 21, 2007" (Note: I had given this date to [redacted] in May of this year when he asked for planned retirement dates from all department members. This was my target date to retire because I wanted to work until my maximum Social Security retirement age and if I made it that far I would work a few more months and get 40 years with The Southern Company). So my only choice from [redacted] was to retire that day (August 2) or continue working toward my targeted retirement date. I told [redacted] I would stay provided I was needed and wanted. [redacted] said I was and he had plenty of work for me to do including some outside engineering jobs he was bidding. So I thought this was a "win-win" situation for me. I could stay on and it would be a great help to me financially plus I could assist in the transition of PIM to a new company and if [redacted] got any other engineering work I could do that for a new challenge.

Well this balloon burst 2 days later when [redacted] called me into his office on Wednesday, August 4th at 3:00 pm and closed the door. He handed me my 2004 midyear Performance Plan & Summary (see item 3) and a 3 page 90 Day Performance Improvement Plan (see item 4). I listened while [redacted] went over these and I did not say anything. He told me he had surveyed the PIM Steering Committee (SC) members and received feedback from them that I was not doing my job. I have written a letter to these PIM SC members to ask them if he actually did this (see item 5). However, I have not mailed this letter yet. I am still debating whether to mail it or not. You may want to call some or all of them if you wish to check if [redacted] really did survey them about my work on PIM and if he, did what they told him [redacted] Georgia Power Company ([redacted]), was the MC Chairman, for 17 years until [redacted] TVA ([redacted]), was elected to that position on June 18, 2004. When [redacted] finished reviewing his 90 Day Improvement Plan for me, I said "[redacted], I told you on Monday I would stay provided I am wanted and needed. From what you have written and reviewed with me I believe I am neither wanted or needed by you." I told him he did not recognize any of the extra things I did to make our annual 2004 PIM meetings a success. I told him the whole midyear review is mostly negative and not true and the 90 Day Performance Improvement Plan is ridiculous after what I have done for this department. I did not even realize until the next day that he had given me an overall rating of "not fully met expectations" for the April-June 2004 quarter. I told him, "I see this review and improvement plan as another way you have chosen to run me off". I told him I would rather retire and than have these documents seen by anyone else in the company. [redacted] pointed to his desk drawer and said "you and I are the only ones that will see these documents. They are going in my desk drawer and will stay there". He also offered to rewrite the 2004 midyear review and put some positive comments in it that would recognize my achievements at the PIM meetings. I told him I would not stay on because he would just find some excuse to fire me and I did not want to leave the company that way. [redacted] said "Bob, it is not as bad as you think, read it over and please think about it overnight and you will probably see it differently in the morning". The next morning, August 5, [redacted] came in my office and asked me what I was going to do. I told him he was right it was not as bad as I thought after I read it, it was worse. I told him all that language on the last page of his proposed improvement plan for me that if I did not do this or that I would be fired was offensive to me. He said, Bob that's all standard language, I have gone over all this with HR and they are in agreement with this. At this point, I realized he had lied to me again. The day before he told me only he and I knew about these documents. So I told him in my 37 years with The Southern Company and my 28 years as a military officer I did not believe I knew of anyone less qualified to lead, motivate and manage people. [redacted] said "Bob, I am a great manager, just go read my past performance reviews." I told him he may have great performance reviews but those people have not seen the serious character flaws in him that I have seen. This is when I should have stopped talking but I went on to say "[redacted] you are self centered, controlling, a poor communicator, a poor listener, and a bully." My observation after nearly 2 years of observing [redacted] perform as our department manger indicates to me that [redacted] had all these character flaws. I again told him he had tried to bully me into doing the Energy Solutions energy work in May and June when I was overloaded with preparation for the annual PIM meetings. [redacted] said he was not a bully. I said his wife, [redacted] whom my wife and I have been friends with for many years said something to me in Philadelphia that seemed to indicate he might even bully her. [redacted] said "Bob I am not a bully here in the office or with [redacted]". (Note: I rode from the Philadelphia airport with [redacted] and [redacted] to the hotel on June 15. When we were walking to the rental car [redacted] insisted that I sit up front with [redacted] which I did not want to do. She told me she did not want to sit up front and get fussed at by [redacted]. She said she had spilled some water on the plane and [redacted] was mad at her for it. We got in the rental car and [redacted] drove and followed the bus out the back gate of the Avis lot while I was looking at the map. The spines at the back gate must have come up after the bus passed over them because I felt a bump as we went over them. As we were driving through the terminal we heard a flopping sound. [redacted] stopped the car and said "I think I have a flat tire". I said [redacted] I think you have 4 flat tires", which he did. When [redacted] stopped the car and went in the terminal to find out what to do, I turned to [redacted] and said "there is no way [redacted] can blame you for this". [redacted] said "Bob if I had been sitting up front, [redacted] would said it was my fault"). I also reminded [redacted] of his statement in his August 3rd staff meeting when he said PIM wasn't a challenge for him and he was meeting with his financial planner later that week to see if he could retire or do something different. He denied saying that. [redacted] said he did have a passion for PIM. However, to most in the department his real interest has always been in the varied engineering jobs he bids. This is the work he was doing before becoming our department manager and continued after this. It has been tiny portion of the revenue that our department receives each year. PIM generates practically all the department revenue.

At this point I said, '[redacted] we are not accomplishing anything. I will work through tomorrow and take the 5 days vacation I have left next week (August 9-15) and retire after that." I told him he could go ahead and hire the person he had offered my position to. He said he could not bring that person to work in the office until after I left and he had asked her to start in mid August. I told him that would work out fine as I would retire after my last vacation day, August 13. [redacted] stormed out of my office and went in his office and closed the door for about an hour. He was so mad when he left my office I wasn't sure what he was going to do. He later left a termination check list in my chair when I was away and I spent rest of the day Thursday, August 5 and all day Friday August 6 cleaning out my bookcases, file drawers and my computer files. [redacted] went home sick at lunch on my last day apparently to avoid me. Since [redacted] was not there to check me out, [redacted] did this for [redacted] by reviewing all the manuals and the files and paper work I was leaving for my replacement. I had come in at 5:30 am that day and was supposed to finish working at 2:30 pm. As I was leaving at 3:20 pm I was in the lobby of Building 42 and I saw [redacted] coming from in from the parking lot. So I decided if [redacted] wanted to avoid me I would accommodate him and I walked back to the copy room until [redacted] went into his office.

Ignoring (ostracizing) me as [redacted] did pretty much for the months of May and June and communicating only via email is a form of harassment.

mentions Southern Style a lot but he fails to live up to the Southern Style Foundations for Leaders in several areas; 1) Ethical Behavior- He does not tell the truth. He does not keep his promises. And he does not deal fairly and ethically with everyone. 2) Teamwork- He does not communicate openly and value honesty. He is a poor listener. He does not work with our department members to a common goal. 3) Leadership- He is a poor example of a leader. I believe the things I have noted in this letter show his deficiencies in the above Southern Style characteristics. believes himself to be a great manager. He does not see his character flaws.

, I talked to you on the afternoon of August 12 and you asked me what I wanted from filing this Corporate Concern. As I said then that I feel will use this to not give me my PPP bonus for the 7 ½ months I worked this year. He is grossly incorrect in giving me the mid year review he did which he will use against me. I actually did a lot more this year than last year during this quarter and got a very good review last year (2003-see item 2). I should not be penalized because he is so vindictive. I also do not want to be treated like a criminal when I come to the office. I should have all the rights of a normal retiree. I have never threatened in any way and he knows this. is really the one that was so out of control during the incidents in his office. Also if by some chance the PIM employees should be directed to get out of the PIM business and get a transition package I should be entitled to one too because I was basically run off by by his behavior toward me.

and I have been friends for 18 ½ years and he should know that I would not harm him or do any thing destructive in the office. I think he had security bar me from Inverness 42 to embarrass and humiliate me which he accomplished. His actions may also have been an attempt by him to deny me access to my office to get anything such as addresses of the PIM SC clients and copies of the documents noted above to support a Corporate Concern claim on him. In our last face to face meeting on August 5, 2004 I told him I was considering filing one on him. I had just about decided not to file this concern until the I came to Inverness Building 42 on August 12 and was humiliated by the security guard's treatment of me as several people witnessed.

should be disciplined and counseled about his management style. One person who has worked for him told me thinks is a narcissist and that person's assessment is correct. does recognize any of his character flaws. should also receive anger management training.

This has been a difficult and distressing letter for me to write. It would probably been better if I had not been called in from vacation to July 28th meeting to be told about Energy Solutions being directed to exit their centralized energy businesses. I thought I was called to come to the meeting to be sure I would be treated fairly if our department should exit the PIM business and if not I could delay my retirement and assist the department in the transition to another company within the Southern Company. It is now obvious to me that from behavior to me after the July 28th meeting that he was continuing to force me to retire. This letter of concern document should serve as a rebuttal to midyear Performance Review.

on me for the April through June 2004 quarter.

This is not the way I wanted to conclude my 37 years working for The Southern Company and my 18 ½ years serving my PIM utility clients. You may call me at my phone number listed below if you want to discuss anything in this concern with me. I would appreciate it if you would let me know the outcome of your investigation.

I do hereby affirm that everything I have written in this document is the truth.

Robert H. Smith
1157 Countess Circle
Hoover, AL 35226

205-822-4097

December 21, 2004

Southern Company Corporate Ethics and Business
Alabama Power Company
600 North 18th Street
Birmingham, Alabama 35203

Enclosed is a copy of the minutes I wrote from our telephone conversation on Friday, December 17, 2004. Also enclosed is a copy of my September 30, 2004 memo to which you used as a basis to conclude my Employee Corporate Concern on If you have any questions on these minutes, please call me at 822-4097.

Sincerely,



Robert H. Smith
1157 Countess Circle
Hoover, AL 35226

cc with attachments: Fran Bostick

January 19, 2006

RECEIVED
2006 JAN 24 PM 5:02
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N. E.
Washington, DC 20549

Re: The Southern Company – Omission of Stockholder Proposal Under Rules 14a-8(i)(7), 14a-8(i)(4), 14a-8(i)(1) and 14a-8(i)(3)

This letter is in response to Ms. Patricia L. Roberts letter of January 17, 2006 to you on the above subject.

I submitted my stockholder proposal initially on August 28, 2005 via email to Mr. Chris Miller who forwarded it to Ms. Roberts. Ms. Roberts advised me by mail that my stockholder proposal had to be shortened to 500 words or less and that I had to own a minimum of $2,000 in Southern Company stock at the time it would be voted upon. Since I own over $100,000 in Southern Company stock I have met that requirement. I also revised my stockholder proposal to less than 500 words and submitted it to Ms. Robert via email on November 11, 2005 and Ms. Roberts read my email the same day. I asked her if I needed to send it via U. S. Mail also and she emailed me back that the email was all she needed. I also asked her to advise me of the time and place of the meeting. Ms. Roberts sent me an email on January 3, 2006 and told me the stockholder meeting would be held on May 24, 2006 at Callaway Gardens. I sent her an email back thanking her and told her that I planned to attend the meeting. At no time was I ever advised that my stockholder proposal would not be submitted to the Southern Company stockholders until I received a copy of Ms. Roberts Jaunuary 17, 2006 letter to you which I received via FedEx today. Now as the Southern Company is about to print the stockholder proposals, Ms. Roberts writes you a 7 page letter why she wants my stockholder proposal to be omitted.

Contrary to Ms. Roberts' statements in her letter to you my stockholder proposal is more than a personal grievance. The Southern Company Chief Executive Officer, David Ratcliffe, and the Southern Nuclear Operating Company President Barney Beasley, have allowed a man to remain as a manager who has committed fraud and has shown himself to be dishonest. That is a fact and if they will do it one time, they will do it again and they should not be allowed to do so.

There is another issue here which you should investigate. Why would these men allow a man who has shown that he is dishonest and has committed fraud to continue to work in a responsible position as a manager? I do not know why but one possibility is that he has a personal relationship with either Mr. Beasley or Mr. Ratcliffe. Or it could be because he has managed the Pooled Inventory Management (PIM) program to extract exorbitant profits from the other utility participants. Either of these possibilities are wrong and should not be allowed. If it takes a stockholder proposal to make sure these men do not allow employees to commit fraud and remain in their positions of responsibility then the stockholders should be allowed to vote on it.

I have enclosed a copy of the Southern Company Energy Solutions E & CS External Projects actual vs budget accounting figures through March 31, 2004. This was my previous department which managed the PIM program for a consortium of 24 electric utility companies that own and/or operate nuclear power plants. You can see that for this quarter the department earned an extra $250,000 gross margin (profit before tax) for that quarter. I was in the staff meeting when this was discussed and it was concluded that the department would earn an extra $1 million in gross margin for the year. As you can see from this statement that the budgeted Profit-After-Tax was 9.14 % but the actual Profit-After-Tax was 34.83 % for the first quarter. After this discussion I was asked by my department manager's boss why I looked confused. I gave an honest answer that my manager did not like and his tyrannical behavior after this caused me to retire. Clearly a 35 % Profit-After-Tax is much more than the reasonable 9.14 % that we budgeted. I even stated that excess profits should be refunded to our clients.

Ms Roberts states on page 8 that "Mr. Smith provides no factual foundation............" concerning the complete nervous breakdown of the manager's secretary. This secretary, Ms. Vickie Minyard, filed a corporate concern due to her nervous breakdown and it was investigated and confirmed by the Southern Nuclear Operating Company Concerns Official, Mr. Hugh Bryant. Had Ms. Roberts checked, she would have found this to be true.

I filed 2 Employee Corporate Concerns on my former manager before Ms. Minyard had her nervous breakdown. On the second one, the fraud was uncovered by myself in Mr. Hugh Bryant's office and I showed it to him which he verified. I have been "stonewalled" throughout this whole process by Southern Company management. Ms. Minyard would not have had a nervous breakdown if my first concern had been investigated efficiently and appropriate action taken.

Ms. Roberts makes several statements about removing certain sentences because of "no factual foundation........." Everything I had in this stockholder proposal is true. If you want to modify it as she requests, then do so. I am sick of the way the Southern Company management has acted throughout this whole issue. It is bizarre that Southern Company management would expend so much effort to defend a dishonest manager who commits fraud and endangers the health of his subordinates.

If you wish to discuss this with me you can contact me at the telephone number listed below.

Sincerely,



Robert H. Smith
1157 Countess Circle
Hoover, AL 35226
205-822-4097

Proposal to be Voted on by the Southern Company Stockholders

This proposal is submitted by Robert H. Smith, a Southern Company stockholder who owns 3,531 shares of Southern Company stock.

This proposal is to make it a requirement that any Southern Company employee who in the course of their employment commits or has committed fraud, either financial or otherwise, shall have their employment terminated.

Mr. Smith was a Southern Company employee for 37 ½ years. He retired 2 ½ years earlier than he had planned because of high blood pressure spikes due to stress from nonprofessional management of his boss who was a department manager. Mr. Smith retired on August 14, 2004 and on August 15, 2004 filed an Employee Corporate Concern on his former boss. The investigation on this concern took 6 months and accomplished little. So on March 7, 2005, Mr. Smith filed a second Employee Corporate Concern on his former boss who at that time was employed with Southern Nuclear Operating Company. During the investigation of the second concern it was discovered that Mr. Smith's former boss had committed fraud against Mr. Smith. Mr. Smith's former boss had gained access to Mr. Smith's permanent Human Resources file and removed from Mr. Smith's 2003 Performance Evaluation the page of written positive comments on his 2003 job performance and replaced that page with negative comments. This was apparently done in August 2004 after Mr. Smith told his boss he was considering filing an Employee Corporate Concern on him. The fraud appears to be part of a plan to deny Mr. Smith his 2004 bonus which was unsuccessful. Other nonprofessional actions by his former boss against Mr. Smith were documented in the 2 concerns and follow-up correspondence but they are not noted here.

In March 2005, the secretary of Mr. Smith's former boss had a complete nervous breakdown due to stress caused by the nonprofessional management of her boss. Due to this, she quit working for the company.

It should also be noted that the president of Southern Nuclear Operating Company terminated the employment of two long term engineers for personal use of their company computer (not involving pornography). These offenses do not appear to be as serious as fraud committed against a subordinate and nonprofessional management that endangered the health of his subordinates. Yet Mr. Smith's former boss has been retained in his managerial position. This proposal, if passed, will not allow dishonest employees who commit fraud to continue working for the Southern Company.

Submitted by

Robert H. Smith
Birmingham, Alabama

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Southern Company
Incoming letter dated January 17, 2006

The proposal would require that any employee of the company who in the course of their employment commits or has committed fraud, either financial or otherwise, shall have their employment terminated.

There appears to be some basis for your view that Southern may exclude the proposal under rule 14a-8(i)(7), as relating to Southern's ordinary business operations (i.e., the decision to dismiss employees). Accordingly, we will not recommend enforcement action to the Commission if Southern omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Southern relies.

Sincerely,



Mark F. Vilardo
Special Counsel